As filed with the Securities and Exchange Commission on November 22, 2002
Registration No. 333-100428

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FTI CONSULTING, INC.
(Exact name of registrant as specified in its charter)

900 Bestgate Road, Suite 100
Annapolis, MD 21401
(410) 224-8770
(Address of principal executive offices)

Maryland	52-1261113
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

Jack B. Dunn, IV
Chairman of the Board and
Chief Executive Officer
FTI Consulting, Inc.
900 Bestgate Road, Suite 100
Annapolis, MD 21401
(410) 224-8770
(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

Richard C. Tilghman, Jr., Esquire	Kevin P. Kennedy, Esquire
Piper Rudnick LLP	Simpson Thacher & Bartlett
6225 Smith Avenue	3330 Hillview Avenue
Baltimore, Maryland 21209	Palo Alto, California 94304
(410) 580-3000	(650) 251-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 22, 2002

PROSPECTUS

2,119,469 Shares

FTI Consulting, Inc.

Common Stock

FTI Consulting, Inc. is offering 2,100,000 shares of common stock and the selling stockholders are offering 19,469 shares of common stock by this prospectus. We will not receive any of the proceeds from the shares sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “FCN.” The last reported sale price of our common stock on November 21, 2002 was $37.75 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to FTI Consulting, Inc. (before expenses)	$	$

Proceeds to Selling Stockholders	$	$

Our chief executive officer, chief operating officer and chief financial officer have granted the underwriters the right to purchase up to 317,920 additional shares of common stock to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common stock on or about            , 2002.

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

ADAMS, HARKNESS & HILL, INC.

JANNEY MONTGOMERY SCOTT LLC

SUNTRUST ROBINSON HUMPHREY

                             , 2002

You should rely only on the information contained in this document or in those documents to which we refer you. We and the underwriters have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of its delivery or of any sale of common stock.

i

SUMMARY

This summary highlights selected information from this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should carefully read the entire prospectus, including the risk factors and the financial statements and related notes. Unless the context requires otherwise, in this prospectus, “FTI,” “we,” “us” and “our” refer to FTI Consulting, Inc. and its subsidiaries, “BRS” refers to the U.S. Business Recovery Services Division of PricewaterhouseCoopers LLP (excluding the broker-dealer business of that division), which we acquired on August 30, 2002, and “PwC” refers to U.S. PricewaterhouseCoopers LLP.

Bank of America, N.A. and SunTrust Bank, as lenders under our credit facility, will receive their proportionate share of any repayment of debt from the net proceeds we receive from this offering. Each of these lenders is affiliated with an underwriter of this offering. For more information regarding these affiliations, see “Underwriting—Our Relationships with Underwriters.”

The information in this prospectus, unless otherwise indicated, assumes that the underwriters will not exercise their option to purchase additional shares.

Our Business

We are one of the largest U.S. providers of turnaround, restructuring, bankruptcy and related consulting services. Our highly skilled professionals assist distressed companies in improving their financial position or their creditors or other stakeholders in maximizing recovery of their claims. We assist our clients in exploring and implementing the various strategic alternatives available to troubled companies. Our professionals have extensive experience in crisis management, negotiations of complex mergers, acquisitions and capital restructurings, as well as the liquidation of surplus assets.

We also help clients in all phases of the litigation process. We assist our clients in refining issues relating to litigation and venue selection, and provide fraud investigation, securities litigation assistance, trial graphics and technology and electronic evidence services. Furthermore, we provide forensic accounting and economic consulting services. In recent months, we have begun initiatives in the areas of mergers and acquisitions and dispute settlement services.

Through a combination of organic growth and acquisitions, our revenues from continuing operations have grown from $32.2 million in 1997 to $122.3 million in 2001, a compounded annual growth rate of nearly 40%. In 2001, we had $289.6 million in revenues on a pro forma basis, which includes BRS revenues but excludes revenues from our applied sciences practice group, which we have announced our intention to sell. For the first nine months of 2002, we had $133.6 million in revenues on an actual basis and $242.6 million in revenues on a pro forma basis.

Our clients include troubled companies and financial institutions and the law firms that represent them. Our services typically represent non-discretionary engagements for businesses facing decisions that are critical to their survival. We are regularly engaged by the largest banks in the U.S., including Bank of America, N.A., Wachovia, N.A. and JP Morgan Chase Bank. We are currently providing our services in connection with the largest bankruptcy proceedings and out-of-court restructurings in the U.S., including the bankruptcies of Enron Corp., WorldCom, Inc., US Airways, Inc. and Adelphia Communications Corporation.

We believe demand for our services will continue to be strong, driven by a number of current and anticipated trends, including:

•	high debt default rates and ongoing bankruptcy filings;

•	continuing use of debt for corporate financings;

•	escalating competitive and regulatory complexity faced by businesses;

•	the current wave of corporate reform legislation that encourages, and in some cases, requires the use of outside financial consultants; and

•	the need for objective, independent expertise for critical, business processes.

We believe that our reputation, national scale and large staff of highly qualified professionals position us well to capitalize on the trends that we believe will drive the growth in our industry. For more information on the factors affecting the demand for our services, see “Business—Industry Overview.”

Business Strategy

We intend to continue to provide high caliber financial consulting services on even the most complex assignments. We also intend to expand the range of consulting services we offer. The following are the key elements of our business strategy:

•	maintain high utilization rates among all of our professionals;

•	maintain a sufficient staff of highly qualified professionals to enable us to handle a number of large, complex assignments simultaneously;

•	successfully utilize our reputation, experience and client base to obtain a greater number of engagements from both existing and new clients;

•
diversify our range of service offerings, including further development of new practice areas such as lender and transactional support, dispute settlement, intellectual property consulting and mergers and acquisitions advice, in order to better insulate our business from changing market demands; and

•	selectively pursue strategic acquisitions to expand our range of consulting services, expand our staff of expert professionals and add new clients to which we can sell our existing services.

For more information on our business strategy, see “Business—Business Strategy.” For information on risks related to our business strategy, see “Risk Factors—Risks Related to Our Business.”

Our Company

We were incorporated in Maryland in 1982 and completed our initial public offering of common stock in May 1996. Our executive offices are located at 900 Bestgate Road, Suite 100, Annapolis, Maryland 21401. Our telephone number is (410) 224-8770. Our website is located at www.fticonsulting.com. Information contained on our website does not constitute part of this prospectus.

Recent Developments

Acquisition of BRS

On August 30, 2002, we acquired BRS for $141.3 million in cash and 3,000,000 shares of our common stock valued at $101.9 million. BRS had revenues of $179.3 million and operating income of $66.8 million for its fiscal year ended June 30, 2002. On a pro forma basis, as adjusted to present BRS as a company separate from PwC, BRS had revenues of $167.2 million and operating income of $41.5 million for the year ended December 31, 2001, and revenues of $109.0 million and operating income of $24.4 million for the eight-month period ended August 30, 2002. For more information on BRS pro forma financials, see “Unaudited Pro Forma Consolidated Statements of Income.”

Our acquisition of BRS greatly enhances our ability to provide consulting services in the largest and most complex U.S. turnarounds, restructurings and bankruptcies. The BRS professionals have developed a premier practice handling turnarounds, restructurings and bankruptcies of comparable scale and complexity as we have. As a result of the acquisition of BRS, we have added 371 professionals, including the 49 BRS partners that we hired, to our pool of talented, experienced professionals. The BRS acquisition also significantly diversifies our client base. Immediately after the acquisition, we began integrating BRS into our turnaround, restructuring and bankruptcy practice group.

Intended Sale of Our Applied Sciences Practice Group

In connection with the BRS acquisition, we have decided to sell our applied sciences practice group because the practice is no longer a core part of our business. We expect to complete the sale prior to July 2003. We intend to use the proceeds from the sale to reduce our outstanding debt under our credit facility. However, we cannot assure you that we will be able to sell our applied sciences practice group within the stated timeframe or at what price we will be able to sell it. Depending on the sale price and the tax structure of the transaction, the amount realized after taxes from the sale may be less than the carrying value. For the nine months ended September 30, 2002, our applied sciences practice group reported income from operations of discontinued operations, net of income taxes, of $2.8 million.

The Offering

Common stock offered by FTI Consulting, Inc.	2,100,000 shares

Common stock offered by the selling stockholders	19,469 shares

Total shares offered	2,119,469 shares

Common stock to be outstanding after this offering	25,813,055 shares

Use of proceeds	We will use all of the net proceeds that we receive from this offering to repay a portion of our outstanding debt. We will not receive any proceeds from the sale of shares by the selling stockholders.

New York Stock Exchange symbol	FCN

Risk factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page 7 and all other information set forth in this prospectus before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 23,713,055 shares outstanding at September 30, 2002. The number of outstanding shares excludes:

•	1,131,944 shares of our common stock reserved for future option awards or stock grants under our stock option plans;

•
3,651,714 shares of our common stock reserved for issuance upon exercise of stock options outstanding under our stock option plans with a weighted average exercise price of $18.73 per share at September 30, 2002; and

•	278,893 shares of our common stock reserved for future grants under our employee stock purchase plan.

Summary Historical Consolidated and Unaudited
Pro Forma Consolidated Financial and Other Data

The following summary historical consolidated and unaudited pro forma consolidated financial and other data present our:

•	audited historical consolidated statement of income and other data for each of the three years in the period ended December 31, 2001;

•	unaudited historical consolidated statement of income and other data for the nine-month periods ended September 30, 2001 and 2002;

•	unaudited pro forma consolidated statement of income data for the year ended December 31, 2001 and for the nine-month period ended September 30, 2002; and

•	unaudited historical consolidated and as adjusted balance sheet data at September 30, 2002.

Our unaudited pro forma consolidated statement of income data for the year ended December 31, 2001 and the nine months ended September 30, 2002 give effect to the acquisition of BRS, including the assumed effects of the debt financing transactions related to the acquisition, as if the acquisition had occurred on January 1, 2001.

Our unaudited as adjusted balance sheet data at September 30, 2002 give effect to the receipt of the estimated net proceeds from the sale of 2,100,000 shares of our common stock by us in this offering and the application of these proceeds to repay $73.9 million of our debt under our credit facility.

The pro forma adjustments are described in the notes accompanying the unaudited pro forma consolidated statements of income beginning on page 16 and are based upon available information and various assumptions that management believes are reasonable. These adjustments give effect to events directly attributable to the transactions and do not reflect any restructuring or integration related costs, or any potential cost savings or other synergies that management expects to realize as a result of the transaction. The unaudited pro forma consolidated statements of income do not purport to represent what our financial position and results of operations would actually have been had these transactions occurred on January 1, 2001.

You should also refer to our historical consolidated financial statements and the historical financial statements of BRS, which we have included elsewhere in this prospectus.

Statement of Income and Other Data:

	Year ended December 31,				Nine months ended September 30,
	Historical			Pro Forma 2001	Historical		Pro Forma 2002
	1999	2000	2001		2001	2002
	(in thousands, except percentages and per share data)
Revenues	$48,914	$95,532	$122,317	$289,561	$91,826	$133,556	$242,604
Direct cost of revenues	25,600	48,979	59,074	166,151	46,704	65,512	133,179
Selling, general and administrative expenses	16,532	23,920	33,085	51,730	23,608	32,796	49,812
Amortization expense	1,554	3,942	4,235	7,635	3,156	252	2,802

Total costs and expenses	43,686	76,841	96,394	225,516	73,468	98,560	185,793

Operating income	5,228	18,691	25,923	64,045	18,358	34,996	56,811
Interest expense, net	(4,014)	(10,771)	(4,356)	(10,188)	(3,533)	(2,582)	(6,957)

Income from continuing operations before income taxes and extraordinary item	1,214	7,920	21,567	53,857	14,825	32,414	49,854
Income taxes	402	3,262	8,621	21,537	6,148	13,021	19,997

Income from continuing operations before extraordinary item	$812	$4,658	$12,946	$32,320	$8,677	$19,393	$29,857

Net income	$2,991	$2,561	$16,469		$11,633	$22,184

Income from continuing operations before extraordinary item per share, diluted	$0.11	$0.39	$0.66	$1.43	$0.45	$0.88	$1.21

Earnings per common share, diluted	$0.39	$0.21	$0.84		$0.60	$1.01

Weighted average shares outstanding, diluted	7,543	11,988	19,631	22,631	19,229	22,011	24,659

EBITDA (1)	$8,595	$24,865	$33,399	$74,921	$23,851	$38,404	$62,771

EBITDA margin (2)	17.6%	26.0%	27.3%	25.9%	26.0%	28.8%	25.9%

Balance Sheet Data:

	At September 30, 2002
	Historical	As Adjusted
Cash and cash equivalents	$3,618	$3,618
Working capital	15,049	15,049
Total assets	447,015	447,015
Total debt	138,916	65,001
Total stockholders’ equity	246,205	320,120

(1)
EBITDA refers to earnings before taxes, net interest expense and depreciation and amortization. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies’ disclosures of EBITDA may not be comparable with EBITDA as we calculate it. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is intended to provide additional information for evaluating the ability of an entity to meet its financial obligations.

(2)	EBITDA margin equals EBITDA divided by our total revenues for each period presented, in percentage format.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information in this prospectus and the documents we incorporate by reference before you decide to buy our common stock. Additional risks and uncertainties not currently known to us may also harm our business, financial condition or results of operations. If any of these risks or uncertainties occurs, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We have made statements in this prospectus and in documents incorporated by reference into this prospectus that constitute forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties. These forward-looking statements generally are accompanied by words such as “believe,” “intend,” “anticipate,” “estimate,” “expect,” “should,” “could,” “may,” “will” or similar expressions. You should understand that these forward-looking statements are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in forward-looking statements include the below described risk factors.

Risks Related to Our Business

If we fail to retain our qualified professionals or hire additional qualified professionals, our future growth and financial performance may suffer.

Our business involves the delivery of professional turnaround, restructuring, bankruptcy and related consulting services. In the consulting business, professional acumen is a critical element of a company’s ability to deliver high quality professional services. Our professionals have highly specialized skills. Our continued success depends upon our ability to retain and expand our staff of professionals who have reputations and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining the highly qualified professionals we must have to continue our service offerings. We cannot assure you that we will be able to retain our existing professionals or that in the future we will be able to attract and retain enough qualified professionals to maintain or expand our business. Moreover, competition for retaining or hiring qualified professionals could increase our costs of labor, a trend which could harm our margins and results of operations.

Our profitability will suffer if we are not able to maintain our utilization and pricing rates.

We calculate the utilization rate for our professional staff by dividing the number of hours all of our professionals charged our clients during a year by the total available working hours for all of our professionals assuming a 40-hour work week and a 52-week year. The hourly rates we charge our clients for our services and the number of hours our professionals are able to charge our clients for our services are affected by the level of expertise and experience of the professionals working on a particular engagement and, to a lesser extent, the pricing and staffing policies of our competitors. If we fail to maintain an appropriate utilization rate for our professionals and maintain or increase the hourly rates we charge our clients for our services, our profitability will suffer.

We rely heavily on our senior management team and practice group leaders for the success of our business.

We rely heavily upon our senior management team and practice group leaders to manage our turnaround, restructuring, bankruptcy and related consulting business. Given the highly specialized nature of our services and the scale of our operations, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage a large organization. If one or more members of our senior management team or our practice group leaders leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in managing our business properly, and this could harm our business prospects and results of operations.

We face intense competition in our business. If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for our consulting services is highly competitive. Our competitors range from large organizations, such as the national accounting firms and the large management consulting companies that offer a broad range of consulting services, to small firms and independent contractors that provide one specialized service. Some of our competitors have significantly more financial resources, larger professional staffs and greater brand recognition than we do. We cannot assure you that we will continue to compete successfully for new business opportunities or retain our existing clients. Although, in connection with our acquisition of BRS, we obtained a limited noncompetition arrangement from PwC, we cannot assure that PwC will not compete with us in the future. For information on our noncompetition arrangement with PwC, see “Business—Our Acquisition of BRS.”

Any claims involving the quality of our services could harm our overall professional reputation, which could harm our ability to compete for new business opportunities or in hiring qualified professionals.

Many of our engagements involve complex analysis and the exercise of professional judgment. Therefore, we are subject to the risk of professional liability. Often, our engagements involve matters that, if resolved unfavorably, may result in a severe impact on the client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Since our ability to generate new client engagements depends upon our ability to maintain a high degree of client satisfaction as well as our reputation among industry professionals, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

Any claim by a client against us could expose us to professional liability in excess of our insurance limits. We maintain a limited amount of liability insurance. The damages and/or expenses resulting from any successful claims against us in excess of our insurance limits would have to be borne directly by us and could seriously harm our profitability and financial resources.

Our clients may terminate our engagements with little or no notice, which may cause us to experience unexpected declines in our profitability.

Much of our business involves large client engagements that we staff with a substantial number of professionals. We typically enter into engagement letters with clients but these letters do not obligate clients to continue to use our services. Typically, our engagement letters permit clients to terminate our services at any time. If our clients unexpectedly cancel engagements with us or curtail the scope of our engagements, we may be unable to replace the lost revenues from those engagements and may also be unable to quickly eliminate costs associated with those engagements. Any decrease in revenues without a corresponding reduction in our costs will likely harm our profitability.

Our turnaround, restructuring and bankruptcy practice group has an increased risk of fee nonpayment.

Many of our clients have engaged us because they are experiencing financial distress. We recognize that these clients may not have sufficient funds to continue operations or to pay for our services. Despite requiring clients to pay us retainers before we begin performing services on their behalf, we cannot assure you that these retainers will adequately cover our fees for the services we perform on behalf of these clients. We are not always able to obtain retainers from clients in bankruptcy as the bankruptcy court must approve our retainer for those clients. Even if a bankruptcy court approves our retainer, the court may subsequently require us to return all or a portion of it. Therefore, we face the risk of nonpayment, which can result in write-offs. For the three years ended December 31, 2001, we wrote off a total of $4.6 million of uncollectible fees, not including amounts attributable to our applied sciences practice group. If we were to experience more write-offs than we expect in any period, our results of operations could be harmed.

If the number of debt defaults, bankruptcies or other factors affecting demand for our services declines, our revenues and profitability could suffer.

Our turnaround, restructuring and bankruptcy practice group is our largest practice group. It provides various restructuring and restructuring-related services to companies in financial distress or their creditors or other stakeholders. A number of factors affects demand for this practice group’s services. These include:

•	the level of lending activity and over-leveraging of companies;

•	over-expansion by various businesses;

•	increases in merger and acquisition activity;

•	management problems; and

•	the general decline in the economy in the U.S. during the past several years.

If demand for our restructuring services decreases, our turnaround, restructuring and bankruptcy practice group could suffer a decline in revenues, which would lower our overall profitability. Since most of the clients of BRS are financially distressed companies requiring turnaround, restructuring and bankruptcy services, our acquisition of BRS may increase our exposure to the risk of decreased demand for our services.

We may be unable to develop profitable new service offerings, and our overall profitability may suffer.

As a key part of our strategy, we have been developing new service offerings in addition to our practice group areas of restructuring, forensic accounting and trial support consulting. Developing new service offerings involves inherent risks, including:

•	our inability to estimate demand for the new service offerings;

•	competition from more established market participants;

•	a lack of market understanding; and

•	unanticipated expenses to recruit and hire qualified professionals and to market our new service offerings.

If we cannot manage these risks effectively, we are unlikely to be successful in our efforts to develop new service offerings profitably. This inability could harm our overall business, financial condition and results of operations.

If we fail to find suitable acquisition candidates, our ability to expand may be curtailed.

We may experience an increased level of competition in our efforts to make acquisitions in the future. As a result, we may be unable to continue to make acquisitions or be forced to pay more for the companies that we are able to acquire. In either case, we may be unable to grow our business as quickly as we have in the past, and our profitability may decline. Our ability to grow our business, particularly through acquisitions, may depend on our ability to raise capital by selling equity securities or obtaining additional debt financing. We cannot assure you, however, that we will be able to obtain financing when we need it or on terms acceptable to us. If we cannot, we may have to curtail our planned growth and not pursue acquisition opportunities.

We may not manage our growth effectively, and our profitability may suffer.

We have experienced rapid growth in recent years. This rapid expansion of our business may strain our management team, human resources and information systems. Despite our recent growth, we plan to continue evaluating opportunities to acquire other businesses and expanding our business rapidly. We cannot assure you, however, that we can successfully manage the integration of any businesses we may acquire or that they will result in the financial, operational and other benefits that we anticipate. To manage our growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to manage our growth effectively, our business, results of operations and financial condition may be harmed.

We operate with a substantial amount of debt, with variable interest rates.

Our total debt at September 30, 2002, was approximately $138.9 million. We expect to repay $73.9 million of this debt with the proceeds of this offering as described in the section of this prospectus entitled “Use of Proceeds.” However, we still will have a substantial amount of debt following this offering. Operating with a high amount of leverage could require us to redirect a substantial portion of our cash flow from operations to make payments on our debt. This would reduce the funds available for operations, future business opportunities, capital expenditures, acquisitions and other purposes. It will also limit our flexibility in planning for, or reacting to, changes in our business and our industry. The terms of our debt also require us to meet specified financial covenants. If we fail either to meet these financial requirements or our lenders do not waive them, we will be required to pay fees and penalties. Our lenders could also accelerate the maturity of our debt if we fail to meet these covenants, which would force us to seek alternative financing. If this were to happen, we cannot assure you that we would be able to obtain the additional financing we may need or that it would be on terms favorable to us.

Our debt accrues interest at a variable rate. We have historically reduced our exposure to rising interest rates by entering into interest rate swaps. These historical hedge arrangements may result in us incurring higher interest expenses than we would have incurred without the hedges in place. We could also face the same problem if we were to decide to once again enter into new hedge arrangements. Although a few of these historical hedge arrangements will remain in place on our existing debt, we do not intend to enter into new hedge arrangements for the credit facility we put in place to finance our acquisition of BRS. If interest rates increase, we will need to dedicate more of our cash flow from operations to make payments on our debt. For more information on our liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our revenues, operating income and cash flows are likely to fluctuate.

We have experienced fluctuating revenues, operating income and cash flow in some prior periods and expect that this may occur from time to time in the future. We may experience future fluctuations in our annual or quarterly revenues and operating income because of the timing of our client assignments, the types of assignments we are working on at different times, hiring trends and decreased productivity because of vacations taken by our professionals. This means our profitability will likely decline if we experience an unexpected variation in the number or timing of client assignments or during the third quarter when substantial numbers of professionals take vacations, which reduces their utilization rates. We may also experience future fluctuations in our cash flows because of the timing of the payment of incentive compensation to our professionals, which we generally pay during the first quarter of each year. Also, the timing of any future acquisitions and the cost of integrating them may cause fluctuations in our operating results.

If our goodwill and other intangible assets become impaired, we will be required to write down their carrying value and incur a charge against income.

At September 30, 2002, our goodwill and other intangible assets from continuing operations, net of accumulated amortization, was approximately $323.0 million. We acquired all of our goodwill and other intangible assets in our acquisitions, including the approximately $243.7 million of goodwill and other intangible assets we have recorded from our purchase of BRS. At least once every year, we review whether these assets have been impaired. If these assets become impaired, we would be required to write down their carrying value and to incur charges against our income equal to the amount of the writedown. In addition, if we sell our applied sciences practice group for less than its carrying value, we would be required to take a charge against our income equal to the difference between the carrying value and the sale price. These charges would decrease our reported net income in the period in which we take them, which could cause the price of our common stock to decline.

Risks Related to Our Acquisition of BRS

A significant portion of BRS’ revenues results from relationships with clients and industry professionals maintained by a small number of our key professionals. The loss of one or more of these key professionals could decrease our revenues and our profitability.

The success of our acquisition of BRS will depend upon our retention of key partners from BRS as our senior managing directors. These key senior managing directors have reputations in the financial services industry for highly specialized skills as well as important relationships with existing clients and industry professionals. Their reputations and relationships are critical to gaining new client engagements, particularly large, complex matters. Our employment agreements with the former BRS partners provide them with various financial incentives to work for us during the four-year employment period. However, they are not obligated to remain with us for all four years or for any other length of time. The loss of one or more of these key senior managing directors could harm the success of our acquisition of BRS.

We cannot assure you that we can successfully integrate BRS into our business.

We completed the acquisition of BRS on August 30, 2002. The BRS acquisition was substantial for us in several respects, including its potential contribution to our results of operations and the addition of a significant number of professionals and client relationships. We have not previously undertaken an integration process as large as that required by the BRS acquisition. We cannot assure you that we will realize the potential financial, operating or other benefits that we expect from this acquisition. Integrating BRS into our business will require a significant amount of our resources and management time to coordinate our operations and personnel with those of BRS. The process of integrating BRS into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and expansion of our existing business. To the extent that we have miscalculated our ability to integrate and properly manage BRS, we may have difficulty in achieving our operating and strategic objectives.

We have a different system of governance and management from PwC, which could cause some of our key personnel to leave us.

When BRS was a division of PwC, we believe BRS shared many of the management practices and policies that PwC developed to manage its multinational network of firms. We believe our management practices and policies differ from PwC’s. During the transition period while we integrate BRS into our business, it is possible that these different management practices and policies may lead to workplace dissatisfaction on the part of the BRS professionals with our way of conducting business. This may cause some of our key professionals to leave us. The loss of one or more key professionals may harm our business and results of operations.

The benefits BRS enjoyed when it was part of PwC will no longer be available and this could harm the profitability of BRS.

BRS benefited from the name recognition and reputation of PwC and received referrals from other practices within PwC. Now that BRS is separate from PwC, BRS only has a limited ability to market its services by referring to the PwC name. Existing and potential clients and industry professionals may not recognize the new brand under which the professionals of BRS now provide their services. Consequently, we may need to incur substantial marketing expenses to strengthen and develop our brand, which could lower our profits below the levels BRS was historically able to generate. In addition, PwC has no incentive to refer clients to us, especially since PwC may continue to provide a limited amount of the sort of restructuring services performed by BRS. For information on our noncompetition arrangement with PwC, see “Business—Our Acquisition of BRS.” The loss of client referrals may harm our expected revenue growth and results of operations and cause the actual profitability of the acquired business to differ materially from our expectations and the expectations of the investing public. A failure to meet these expectations could cause the price our stock to decline.

Conflicts of interest may prevent us from providing services to new and existing clients, which could harm our revenues and results of operations.

Under conflict of interests rules, we generally may not represent both a debtor and its creditors on the same engagement. Accordingly, FTI and BRS together may not be able to accept all the engagements we could have previously accepted as separate entities. Although we have identified six client engagements that have created actual conflicts of interests as a result of our acquisition of BRS, only one of these engagements is a significant engagement for BRS. However, future conflicts of interest may require us to decline new client engagements. Our inability to accept new client engagements as a result of conflicts of interest may harm our revenue growth and results of operations.

Risks Related to the Offering and Ownership of Our Common Stock

If we or our stockholders sell substantial amounts of our common stock after the offering, the market price of our common stock may decline.

Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of shares are available for sale, may adversely affect the market price of our common stock. After this offering, we will have 25,813,055 shares of common stock outstanding. Of these shares, 22,764,105 shares, including all shares sold in this offering, will be freely tradable under the Securities Act, unless acquired by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 3,048,950 shares will be subject to the restrictions of Rule 144. Of these remaining shares, 2,510,045 may be sold under Rule 144 on or after September 1, 2003, subject to volume and other restrictions, and because of contract restrictions, 235,243 of these shares may not be sold before September 1, 2004 and 235,243 of these shares may not be sold before September 1, 2006. Currently, approximately 863,768 shares of our common stock are subject to demand and piggyback registration rights. At September 30, 2002, we had reserved for issuance an additional 3,651,714 shares of common stock issuable upon exercise of outstanding stock options (at exercise prices ranging from $2.17 to $42.87 per share). All of the shares of common stock issuable upon the exercise of stock options will be freely tradable upon issuance as such shares are registered under a registration statement filed under the Securities Act. All of our executive officers, except Glenn R. Baker, and all of our directors have agreed with the underwriters not to sell or otherwise dispose of any of their shares for 90 days after the date of this prospectus without the prior written consent of Lehman Brothers. Mr. Baker, President of our applied sciences practice group, beneficially owns options exercisable for 7,500 shares of our common stock.

We may raise additional capital in the future through equity financings, which will dilute your ownership in us and may cause the market price of our common stock to decline.

We may need to raise funds through additional public or private equity or debt financings in order to:

•	fund working capital needs;

•	acquire additional businesses;

•	expand our business into new regions or countries;

•	introduce new service offerings and develop existing service offerings; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute your percentage ownership in us and may decrease the market price of our common stock. We cannot assure you, however, that we will be able to raise equity or obtain debt financing when we need it, if at all, or on terms acceptable to us. In addition, our agreement with the underwriters of this offering prohibits us generally from offering or selling shares of our common stock, or securities convertible into or exchangeable into our common stock, for 90 days from the date of this prospectus without the prior consent of Lehman Brothers.

USE OF PROCEEDS

We expect to receive about $73.9 million of net proceeds from the sale of the 2,100,000 shares of our common stock that we are offering by this prospectus, at an assumed public offering price of $37.75 per share (after deducting underwriting discounts and commissions and estimated offering expenses). We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

At September 30, 2002, we owed approximately $138.9 million under our credit facility. We used borrowings from our credit facility, as well as some of our existing cash, to purchase BRS.

Under the provisions of our credit facility, we must apply at least half of the net proceeds that we obtain from a public offering of our equity securities to repay our borrowings under the facility. We intend to use the net proceeds we receive from this offering to repay $73.9 million of our debt under our credit facility. We intend to use half of these net proceeds to repay a portion of the $74.0 million term loan under our credit facility and the remainder to repay a portion or all of the revolving credit loan under our credit facility. Bank of America, N.A. and SunTrust Bank, as lenders under our credit facility, will receive their proportionate share of any repayment of debt from the net proceeds we receive from this offering. Each of these lenders is affiliated with an underwriter of this offering. For more information regarding these affiliations, see “Underwriting—Our Relationships with Underwriters.”

Debt under our credit facility bears interest at an annual rate equal to LIBOR plus an applicable margin or an alternative base rate defined as the higher of (1) the lender’s announced prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. At September 30, 2002, the interest rate under the credit facility was 4.95% per annum. If not prepaid, our $24.9 million term loan under our credit facility will mature on December 1, 2005, and our $74.0 million term loan under our credit facility will mature on August 30, 2006. We will not have any prepayment penalties for early payment of the debt under the credit facility. We discuss the provisions of our credit facility in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed on the New York Stock Exchange under the symbol “FCN” since August 16, 2001. Prior to that date, our common stock was listed on the American Stock Exchange under the same symbol. The following table shows the high and low closing prices per share for our common stock for the periods shown, as reported by the New York Stock Exchange or the American Stock Exchange, as applicable. These prices have been adjusted to give effect to the three-for-two stock split we paid as a stock dividend to our stockholders of record on January 2, 2002.

	High	Low
2000
First Quarter	$ 5.00	$ 3.42
Second Quarter	7.33	4.58
Third Quarter	7.75	5.13
Fourth Quarter	6.83	4.17

2001
First Quarter	8.67	5.67
Second Quarter	14.53	8.67
Third Quarter	19.60	12.83
Fourth Quarter	22.73	18.40

2002
First Quarter	32.26	21.47
Second Quarter	36.30	29.90
Third Quarter	41.95	29.01
Fourth Quarter (through November 21, 2002)	42.88	32.75

At November 19, 2002, there were about 149 holders of record of our common stock.

We have never paid cash dividends on our common stock, and we do not intend to pay dividends in the foreseeable future. Our existing credit facility limits our ability to pay cash dividends. We expect to retain any future profits to repay existing debt and finance our operations for the foreseeable future.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization at September 30, 2002:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the:

•	receipt of the estimated net proceeds from the sale of 2,100,000 shares of our common stock by us in this offering, after deducting estimated underwriting commissions and offering expenses; and

•	retirement of $73.9 million of our debt under our credit facility with the proceeds from this offering.

You should also refer to our historical consolidated financial statements and our unaudited pro forma consolidated statements of income, which we have included elsewhere in this prospectus.

	At September 30, 2002
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$3,618	$3,618

Total debt	$138,916	$65,001
Less current portion	16,083	16,083

Total long-term debt	122,833	48,918

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.01 par value, 45,000,000 shares authorized, 23,713,055 shares issued and outstanding, actual and 25,813,055 shares issued and outstanding, as adjusted	237	258
Additional paid-in capital	193,997	267,891
Unearned compensation	(411)	(411)
Retained earnings	53,220	53,220
Accumulated other comprehensive loss	(838)	(838)

Total stockholders’ equity	246,205	320,120

Total capitalization	$385,121	$385,121

The table above excludes 3,651,714 shares of our common stock issuable upon the exercise of stock options outstanding under our stock option plans with a weighted average exercise price of $18.73 per share at September 30, 2002.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

On August 30, 2002, we acquired BRS for $141.3 million in cash and 3,000,000 shares of our common stock, valued at $101.9 million. We borrowed $119.0 million on August 30, 2002 to pay part of the cash consideration for the BRS acquisition.

The purchase price includes the cash paid at closing, plus the fair market value of our common stock that we delivered to PwC and estimated acquisition-related costs. The purchase price is summarized as follows (in thousands):

Cash	$140,220
Fair value of common stock	101,880
Estimated transaction costs	1,114

$243,214

The 3,000,000 shares of common stock issued for BRS were valued using the average stock price of FTI for the five day period beginning two days before and ending two days after July 24, 2002, which was the date the transaction was announced. This resulted in an average stock price of $33.96 per share.

The fair values of the acquired BRS assets and liabilities were estimated for the purpose of allocating the purchase price at the acquisition date. The purchase price of $243.2 million has been assigned to the tangible and intangible assets acquired and liabilities assumed as follows (in thousands):

Current assets at August 30, 2002	$26,892
Fair value adjustments:
Identified intangible assets	5,100
Goodwill	238,572

270,564
Less liabilities assumed at August 30, 2002	(27,350)

$243,214

The accompanying unaudited pro forma consolidated statements of income for the year ended December 31, 2001 and the nine months ended September 30, 2002 give effect to the acquisition of BRS, including the assumed effects of the debt financing transactions related to the acquisition, as if the acquisition had occurred on January 1, 2001. BRS operated under a fiscal year ending June 30. The accompanying pro forma consolidated statements of income for both the annual and nine-month period presented have been prepared after adjusting BRS’ accounting period to conform to our year end of December 31.

The pro forma adjustments are described in the accompanying notes and are based upon available information and various assumptions that management believes are reasonable. These adjustments give effect to events directly attributable to the transactions and do not reflect any restructuring or integration costs, or any potential cost savings or other synergies that management expects to realize as a result of the transaction. The unaudited pro forma consolidated statements of income do not purport to represent what our results of operations would have actually been had the acquisition occurred on January 1, 2001. The unaudited pro forma consolidated statements of income should be read in conjunction with our historical consolidated financial statements and the historical financial statements of BRS, which are included elsewhere in this prospectus and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unaudited Pro Forma Consolidated Statements of Income

	Year ended December 31, 2001
	Historical FTI	BRS		Pro Forma Adjustments				Total
	(in thousands, except per share data)
Revenues	$122,317	$170,689		$(3,445)		(b	)	$289,561
Direct cost of revenues	59,074	80,840	(1)	28,895 (1,721 (937	) )	(c (d (e	) ) )	166,151
Selling, general and administrative expenses	33,085	30,828		(12,183)		(f	)	51,730
Amortization expense (a)	4,235	—		3,400		(g	)	7,635

Total costs and expenses	96,394	111,668		17,454				225,516

Operating income	25,923	59,021		(20,899)				64,045
Interest expense, net	(4,356)	(912)		(5,832 912)		(h (i	) )	(10,188)

Income from continuing operations before income taxes	21,567	58,109		(25,819)				53,857
Income taxes	8,621	—		12,916		(j	)	21,537

Income from continuing operations	$12,946	$58,109		$(38,735)				$32,320

Earnings per common share from continuing operations:
Basic	$0.72							$1.55

Diluted	$0.66							$1.43

Weighted average shares outstanding, basic	17,841			3,000		(k	)	20,841

Weighted average shares outstanding, diluted	19,631			3,000		(k	)	22,631

	Nine months ended September 30, 2002
	Historical FTI	BRS(2)		Pro Forma Adjustments				Total
	(in thousands, except per share data)
Revenues	$133,556	$113,284		$(4,236)		(b	)	$242,604
Direct cost of revenues	65,512	49,669	(1)	21,050 (2,287 (765	) )	(c (d (e	) ) )	133,179
Selling, general and administrative expenses	32,796	23,662		(6,646)		(f	)	49,812
Amortization expense (a)	252	—		2,550		(g	)	2,802

Total costs and expenses	98,560	73,331		13,902				185,793

Operating income	34,996	39,953		(18,138)				56,811
Interest expense, net	(2,582)	(154)		(4,375 154)		(h (i	) )	(6,957)

Income from continuing operations before income taxes	32,414	39,799		(22,359)				49,854
Income taxes	13,021	—		6,976		(j	)	19,997

Income from continuing operations	$19,393	$39,799		$(29,335)				$29,857

Earnings per common share from continuing operations:
Basic	$0.94							$1.29

Diluted	$0.88							$1.21

Weighted average shares outstanding, basic	20,534			2,648		(k	)	23,182

Weighted average shares outstanding, diluted	22,011			2,648		(k	)	24,659

(1)
The historical financial statements of BRS include direct cost of revenues based on the cost sharing arrangements that existed between BRS and other PwC business units. These cost sharing arrangements provided that, for all non-BRS personnel assigned to BRS engagements from other PwC business units, BRS would be charged for costs in an amount equal to the revenue generated from the services of the imported personnel. Accordingly, included in the historical and the pro forma consolidated statements of income for the year ended December 31, 2001 and the nine months ended September 30, 2002 are BRS revenues of $20.9 million and $9.8 million, respectively, without any associated gross margin because an equal amount of direct cost of revenues was also recorded. These cost sharing arrangements with PwC have been terminated as a result of the acquisition. FTI expects that all post-acquisition BRS engagements will be staffed internally and therefore believes that the lack of any gross margins reported in the accompanying pro forma statements of income is not indicative of the gross margins that FTI will achieve from the acquired business subsequent to the acquisition. If the cost sharing agreements between PwC and BRS for imported personnel were based on the costs incurred by FTI, FTI believes that the costs in 2001 would have been approximately $10.0 million lower than the reported amount of $20.9 million. For the nine months ended September 30, 2002, FTI believes that BRS-related costs would have been approximately $5.1 million lower than the reported amount of $9.8 million. See Note (2) below.

(2)	Represents operating results of BRS for the eight months ended August 30, 2002. The results of operations for BRS in September 2002 are included in FTI’s historical results.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

Adjustments to the unaudited pro forma consolidated statements of income for the year ended December 31, 2001 and the nine-month period ended September 30, 2002 in connection with the BRS acquisition are presented below:

(a)
As of January 1, 2002, we adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets (“Statement 142”). Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to impairment tests at least annually. Other intangible assets with finite lives continue to be amortized over their useful lives.

In accordance with Statement 142, we are no longer amortizing the $94.0 million of goodwill recorded at December 31, 2001. The goodwill amortization expense for the year ended December 31, 2001 was $5.0 million. All of the pro forma amortization expense recorded for the nine-month period ended September 30, 2002 was attributable to the estimated fair value of other intangible assets with finite lives that were recorded in connection with the BRS acquisition.

(b)
Adjustment to eliminate the portion of billable revenues of BRS partners and staff working on non-BRS related engagements. Because BRS was a division of a large, multi-disciplined business, BRS partners and staff could be assigned to non-BRS engagements. The historical financial statements include all revenues generated by BRS partners and staff regardless of the nature of the engagement. This adjustment adjusts revenues to the amounts generated from the business acquired and eliminates revenue generated from assisting other PwC divisions. FTI will not generate any revenues in the future from assisting other PwC divisions.

(c)
Adjustment to record pro forma compensation expense, including retirement and other benefits, for the former partners of BRS. Historically, the BRS statement of income excluded payments for partner distribution and profits because partners did not receive salaries as compensation for services, but rather received earnings distributions recorded as a reduction of net assets. In connection with the acquisition of BRS, we entered into employment contracts with 49 former partners of BRS that provide for the payment of salaries consistent with the amounts received in BRS’ fiscal year 2002 as earnings distributions. The pro forma adjustment, consistent with the employment contracts, assumes that earnings distributions to partners for each respective period were expensed as compensation. The component of the pro forma adjustment related to benefits is $1.5 million and $1.0 million for the year ended December 31, 2001 and the nine months ended September 30, 2002, respectively. These benefit costs are medical, dental insurance, 401(k), and payroll taxes, all of which are based on estimated costs that would have been incurred had these benefits been in place during the historical periods.

(d)
Adjustment to eliminate the direct costs, such as partner and staff salaries, related to eliminated revenues generated by BRS partners and staff assigned to non-BRS engagements, as discussed above in Note (b). These costs were directly related to PwC’s ownership of BRS and will not be incurred on an on-going basis.

(e)
Adjustment to reduce direct costs for pension expense eliminated in the BRS acquisition. Employee benefit compensation expense under the former PwC defined benefit and contribution plans for the year ended December 31, 2001 and eight-month period ended August 30, 2002 was $1.3 million and $1.1 million, respectively. Under the FTI defined contribution plan, employee benefit compensation expense related to BRS personnel for the year ended December 31, 2001 and nine months ended September 30, 2002 would have been $401,000 and $268,000, respectively.

(f)
Adjustment to eliminate certain non-recurring selling, general and administrative costs allocated to BRS by PwC. The BRS business has historically operated on a stand alone basis and has separately incurred and recorded technology services, human resources, finance and accounting and marketing and business development costs. The historical financial statements of BRS also include a charge for firm-wide management, technology services, human resources, finance and accounting and marketing and business development costs based on an allocation methodology. Because some of these allocated costs fully duplicate costs incurred on a stand-alone basis, we have made a pro forma adjustment to eliminate such duplicated, allocated overhead costs.

(g)
Adjustment to record pro forma amortization expense for the $5.1 million of other intangible assets recorded upon the acquisition of BRS. These intangible assets consist principally of engagement backlog, intellectual property and non-competition agreements. These assets will be amortized over their estimated useful lives. The weighted-average estimated useful life of these acquired intangible assets is two years.

(h)
Adjustment to record pro forma interest expense. In connection with the acquisition of BRS, we incurred $4.0 million of financing costs that are being amortized over the average contractual life of the related debt of four years. In addition, we borrowed $119.0 million to pay the cash portion of the acquisition cost. Based on the LIBOR rate in effect at the closing date, the average interest rate associated with the acquisition related borrowings was 4.3% at the closing date of August 30, 2002.

(i)
Adjustment to eliminate the interest expense allocated to BRS by PwC. We assumed no debt from PwC in connection with the BRS acquisition but financed a portion of the purchase price. We do not expect to borrow any additional amounts to fund the working capital requirements of the acquired business. Pro forma interest expense related to the debt we incurred is adjusted as described in Note (h) above.

(j)
Adjustment to record the pro forma income tax expense for (i) the operations of BRS for which no taxes were provided in the historical financial statements because BRS was a component of a partnership, and (ii) the estimated tax effects of pro forma adjustments, all at the combined federal and state statutory income tax rate of approximately 40%.

(k)	Adjustment to increase the weighted-average shares outstanding for the 3,000,000 shares that we issued upon the acquisition of BRS.

Unaudited Pro Forma Statements of Income for BRS as a Stand Alone Company

The following unaudited pro forma statements of income are based on the historical financial statements of BRS for the periods presented, adjusted to present BRS as a company separate from PwC. The pro forma adjustments are described in the notes above and are based upon available information and assumptions that management believes are reasonable.

	Year ended December 31, 2001				Eight months ended August 30, 2002
	BRS	Pro Forma Adjustments		Pro Forma As Adjusted	BRS	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Revenues	$170,689	$(3,445	)(b)	$167,244	$113,284	$(4,236	)(b)	$109,048
Direct cost of revenues(*)	80,840	28,895	(c)	107,077	49,669	21,050	(c)	67,667
		(1,721	)(d)			(2,287	)(d)
		(937	)(e)			(765	)(e)
Selling, general and administrative expenses	30,828	(12,183	)(f)	18,645	23,662	(6,646	)(f)	17,016

Total costs and expenses	111,668	14,054		125,722	73,331	11,352		84,683

Income from operations	59,021	(17,499)		41,522	39,953	(15,588)		24,365
Interest expense, net	(912)	912	(i)	—	(154)	154	(i)	—

Income from operations before income taxes	58,109	(16,587)		41,522	39,799	(15,434)		24,365
Income taxes	—	16,609	(j)	16,609	—	9,746	(j)	9,746

Income from continuing operations	$58,109	$(33,196)		$24,913	$39,799	$(25,180)		$14,619

(*)
The historical financial statements of BRS include direct cost of revenues based on the cost sharing arrangements that existed between BRS and other PwC business units. These cost sharing arrangements provided that, for all non-BRS personnel assigned to BRS engagements from other PwC business units, BRS would be charged for costs in an amount equal to the revenue generated from the services of the imported personnel. Accordingly, included in the historical and the pro forma statements of income for BRS for the year ended December 31, 2001 and the eight months ended August 30, 2002 are BRS revenues of $20.9 million and $9.8 million, respectively, without any associated gross margin because an equal amount of direct cost of revenues was recorded. These cost sharing arrangements with PwC have been terminated as a result of the acquisition. FTI expects that all post-acquisition BRS engagements will be staffed internally and therefore believes that the lack of any gross margins reported in the accompanying pro forma statements of income is not indicative of the gross margins that FTI will achieve from the acquired business subsequent to the acquisition. If the cost sharing agreements between PwC and BRS for imported personnel were based on the costs incurred by FTI, FTI believes that the costs in 2001 would have been approximately $10.0 million lower than the reported amount of $20.9 million. For the eight months ended August 30, 2002, FTI believes that costs would have been approximately $5.1 million lower than the reported amount of $9.8 million.

SELECTED FINANCIAL DATA

The selected historical consolidated financial data for FTI at December 31, 2000 and 2001 and for the three years ended December 31, 2001 have been derived from FTI’s audited consolidated financial statements previously filed with the SEC and included elsewhere in this prospectus. The selected historical consolidated balance sheet data of FTI at December 31, 1997, 1998 and 1999 and the selected historical consolidated statement of income data of FTI for the years ended December 31, 1997 and 1998 have been derived from FTI’s audited consolidated financial statements previously filed with the SEC but not included in this prospectus. FTI’s selected unaudited interim financial data included in this prospectus was derived from its books and records and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of its financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

The selected historical financial data for BRS at June 30, 2000, 2001 and 2002 and for the three fiscal years then ended have been derived from BRS’ audited financial statements included in this prospectus.

When you read this selected financial data it is important that you read along with it the historical financial statements and related notes included elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Selected Historical Consolidated Financial Data of FTI

	Year ended December 31,					Nine months ended September 30,
	1997(1)	1998(2)	1999	2000(3)	2001	2001	2002(4)
	(in thousands, except percentages and per share data)
Statement of Income Data:
Revenues	$32,175	$35,771	$48,914	$95,532	$122,317	$91,826	$133,556
Direct cost of revenues	17,537	19,752	25,600	48,979	59,074	46,704	65,512
Selling, general and administrative expenses	12,604	12,895	16,532	23,920	33,085	23,608	32,796
Amortization of goodwill and other intangible assets	59	681	1,554	3,942	4,235	3,156	252

Total costs and expenses	30,200	33,328	43,686	76,841	96,394	73,468	98,560

Operating income	1,975	2,443	5,228	18,691	25,923	18,358	34,996
Interest income (expense), net	173	(1,163)	(4,014)	(10,771)	(4,356)	(3,533)	(2,582)

Income from continuing operations before income taxes and extraordinary item	2,148	1,280	1,214	7,920	21,567	14,825	32,414
Income taxes	899	583	402	3,262	8,621	6,148	13,021

Income from continuing operations before extraordinary item	$1,249	$697	$812	$4,658	$12,946	$8,677	$19,393

Income from continuing operations before extraordinary item per common share:
Basic	$0.18	$0.10	$0.11	$0.44	$0.72	$0.50	$0.94

Diluted	$0.18	$0.09	$0.11	$0.39	$0.66	$0.45	$0.88

Weighted average shares outstanding,
Basic	6,794	7,088	7,308	10,612	17,841	17,318	20,534

Weighted average shares outstanding,
Diluted	7,047	7,615	7,543	11,988	19,631	19,229	22,011

Other Data:
Capital expenditures	$2,800	$3,327	$3,093	$6,640	$4,366	$2,485	$5,949
EBITDA (5)	$4,349	$4,753	$8,595	$24,865	$33,399	$23,851	$38,404

EBITDA margin (6)	13.5%	13.3%	17.6%	26.0%	27.3%	26.0%	28.8%

	At December 31,					At September 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,456	$3,223	$5,046	$3,235	$12,856	$2,820	$3,618
Working capital	10,634	9,071	19,233	20,163	28,766	25,680	15,049
Total assets	29,176	80,280	84,840	149,246	159,098	151,823	447,015
Long-term debt	1,930	46,280	42,727	60,500	28,166	33,750	138,916
Total stockholders’ equity	21,019	25,594	30,252	68,624	105,136	97,147	246,205

(1)	In September 1997, we acquired L.W.G., Inc. and subsidiary, and Bodaken & Associates in business combinations accounted for as purchases.
(2)
In June 1998, we acquired Klick, Kent & Allen, Inc. In September 1998, we acquired S.E.A., Inc., Kahn Consulting, Inc. and KCI Management Corp. These business combinations were accounted for as purchases.

(3)	Effective January 31, 2000, we acquired Policano & Manzo, L.L.C. in a business combination accounted for as a purchase.
(4)	On August 30, 2002, we acquired BRS in a business combination accounted for as a purchase.
(5)
EBITDA refers to earnings before taxes, net interest expense and depreciation and amortization. Because all companies do not calculate EBITDA or similarly titled financial measures in the same manner, other companies’ disclosures of EBITDA may not be comparable with EBITDA as we calculate it. EBITDA should not be considered as an alternative to net income or loss (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is intended to provide additional information for evaluating the ability of an entity to meet its financial obligations.

(6)	EBITDA margin equals EBITDA divided by our total revenues for each period presented, in percentage format.

Selected Historical Financial Data of BRS

	Fiscal year ended June 30,
	2000	2001	2002
	(in thousands, except per share data)
Statement of Income Data:
Revenues	$141,093	$156,948	$179,262

Cost of services (1)	60,744	64,943	64,642
Reimbursables and subcontractor costs	9,401	12,844	14,275

Total costs of services (1)	70,145	77,787	78,917
Selling, general and administrative expenses (1)	30,851	28,387	33,542

Operating income (1)	40,097	50,774	66,803
Interest expense and other	422	715	603
Other expense	364	605	584

Income before partner distributions and benefits (1)	$39,311	$49,454	$65,616

(1)	Excludes payments for partner distributions and benefits.

	At June 30,
	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Working capital	$2,266	$(3,007)	$(19,932)
Total assets	21,583	33,556	35,541
Total liabilities and PwC U.S. investment	21,583	33,556	35,541

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under “Risk Factors” or in other portions of this prospectus.

Overview

We are one of the largest U.S. providers of turnaround, restructuring, bankruptcy and related consulting services. Our highly skilled professionals assist distressed companies in improving their financial position, or their creditors or other stakeholders in maximizing recovery of their claims. We also provide other consulting services such as corporate recovery, forensic accounting, fraud investigation and asset tracing, regulatory, intellectual property and mergers and acquisitions advisory services. Our trial support practice group advises clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and the actual trial.

Our direct cost of revenues consists primarily of employee compensation and related payroll benefits, the cost of outside consultants assigned to revenue-generating activities and other related expenses billable to clients. In 2001, our direct costs were 48.3% of revenues, consistent with our long-term 50.0% target and an improvement from 51.3% in 2000. For the nine months ended September 30, 2002, our direct costs were 49.1% of revenues, consistent with our overall long-term 50.0% target and with the corresponding nine months of 2001.

Selling, general and administrative expenses consist primarily of salaries and benefits paid to office and corporate staff, as well as rent, marketing, corporate overhead expenses and depreciation and amortization of property and equipment. In 2001, selling, general and administrative expenses, including depreciation and amortization of property and equipment, accounted for about 27.0% of our revenues, approximately the same as the 25.0% result in 2000. Our corporate overhead costs, which are included in selling, general and administrative expenses, represented about 6.3% of revenues in 2001 and 5.9% in 2000. For the nine months ended September 30, 2002, selling, general and administrative expenses, including depreciation and amortization of property and equipment, accounted for about 24.6% of our revenues, an improvement from the 25.7% experienced for the nine months ended September 30, 2001 and consistent with our long-term target of 25.0% excluding depreciation and amortization. Our corporate overhead costs, which are included in selling, general and administrative expenses, represented about 7.6% of revenues for the nine months ended September 30, 2002 and 7.8% in the same period of 2001.

We had goodwill related to our continuing operations of about $318.2 million at September 30, 2002 that we recorded principally from business combinations that we completed in the last five years, including $238.6 million related to our acquisition of BRS and $3.8 million related to our acquisition of TFC, both during 2002. This goodwill represented about 71.2% of our total assets at September 30, 2002. As of January 1, 2002, we no longer amortize this goodwill, but rather make annual assessments of impairment. Our applied sciences practice group had goodwill of approximately $14.4 million at September 30, 2002.

Recent Developments

Acquisition of BRS

On August 30, 2002, we acquired BRS for $141.3 million in cash and 3,000,000 shares of our common stock valued at $101.9 million. On a pro forma basis, as adjusted to present BRS as a company separate from PwC, BRS had revenues of $167.2 million and operating income of $41.5 million for the year ended December 31, 2001, and revenues of $109.0 million and operating income of $24.4 million for the eight-month period ended August 30, 2002.

Pending Sale of Our Applied Sciences Practice Group

In July 2002, we committed to a plan to sell our applied sciences practice group, which we previously reported as a separate segment. The asset disposal group comprising the applied sciences practice group is available for immediate sale in its present condition, subject only to the terms that are usual and customary for sales of such asset disposal groups. An active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated.

The sale of the asset disposal group is considered probable and is expected to be completed prior to July 2003. Actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn.

The assets comprising the applied sciences asset disposal group are measured at the lower of their carrying amount or estimated fair value less cost to sell. Property and equipment held for sale with a carrying value of $1.6 million are no longer being depreciated. We currently expect to recover the carrying value of the assets of the disposal group, which was $28.6 million at September 30, 2002. However, it is reasonably possible that the ultimate amount realized from the sale may be less than the carrying value. Depending on the sale price and the tax structure of the transaction, the amount realized after taxes from the sale may be less than the carrying value.

Because the operations and cash flows of the applied sciences practice group will be eliminated from our ongoing operations as a result of the pending disposal transaction, and because we will not have any significant continuing involvement in the held for sale operations after the disposal transaction, the results of the applied sciences practice group’s operations are reported for all periods presented as a separate component of income, net of income taxes.

Critical Accounting Policies

General.    Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, goodwill, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    We derive substantially all of our revenue from providing professional services to our clients. Most of these services are rendered under arrangements that require the client to pay us a fee for the hours that we incur at agreed-upon rates. We also bill our clients for the cost of the production of our work products and other direct expenses that we incur on behalf of the client, such as travel costs and materials that we purchase to produce presentations for courtroom proceedings. We recognize our revenue from professional services as work is performed and expenses are incurred. The basis for our policy is the fact that we normally obtain engagement letters or other agreements from our clients prior to performing any services. In these letters and other agreements, the clients acknowledge that they will pay us based upon our time spent on the matter and at our agreed-upon hourly rates. Revenues recognized but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets. Billings in excess of services provided represents amounts billed to clients, such as retainers, in advance of work being performed.

Some clients pay us retainers before we begin any work for them. We hold retainers on deposit until we have completed the work. We apply these retainers to final billings or refund any excess over the final amount billed to clients, as appropriate, upon our completion of the work. If the client is in bankruptcy, fees for our professional services are subject to approval by the court. In some cases, a portion of the fees to be paid to us by a client is required to be held by a court until completion of our work. We make the initial determination whether to record all or a portion of such a holdback as revenue prior to collection on a case-by-case basis.

Bad Debts.    We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to pay our fees or for disputes that affect our ability to fully collect our billed accounts receivable as well as potential fee reductions imposed by bankruptcy courts. We estimate this allowance by reviewing the status of past-due accounts and recording general reserves based on our experiences in these cases and historical bad debt expense. Our actual experience has not varied significantly from our estimates. However, if the financial condition of our clients were to deteriorate, resulting in their inability to pay our fees, we may need to record additional allowances in future periods. This risk is mitigated by the retainers that we require from some of our clients prior to performing significant services.

We believe that the addition of BRS will not have a significant effect on our bad debt expense as a percentage of revenue.

Goodwill.    We have remaining goodwill from continuing operations of about $318.2 million at September 30, 2002 that we recorded for business combinations that we completed principally in the last five years. In prior years, this goodwill had been amortizing over 20 to 25 year periods and resulted in amortization expense approximating $4.2 million in 2001. As of January 1, 2002, we adopted Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets (“Statement 142”). Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statement. Accordingly, we no longer amortize this goodwill, but rather make annual assessments of impairment. During the second quarter of 2002, we completed the transitional impairment tests required by Statement 142 for this goodwill as of January 1, 2002. No impairment of goodwill was identified as a result of these tests. In the future, we will be making impairment tests during the fourth quarter of each year. In making these impairment assessments, we must make subjective judgments regarding estimated future cash flows and other factors to determine the fair value of the reporting units of our business that are associated with this goodwill. It is possible that these judgments may change over time as market conditions or our strategies change, and these changes may cause us to record impairment charges to adjust our goodwill to its estimated fair value.

Effect of Recent Accounting Pronouncements

As of January 1, 2002, the Company adopted Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement 144”). Statement 144 supersedes and serves to clarify and further define the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides a single accounting model for long-lived assets to be disposed of.

Statement 144 does not apply to goodwill and other intangible assets that are not amortized, and retains the Company's current policy to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and to measure the impairment loss as the difference between the carrying amount and the fair value of the asset.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“Statement 145”). Among other changes, Statement 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item, net of the related tax effect. Statement 145 provides that gains and losses from extinguishment of debt should be classified as extraordinary items only if they are unusual or infrequent or they otherwise meet the criteria for classification as an extraordinary item, and observes that debt extinguishment transactions would seldom, if ever, result in extraordinary item classification of the resulting gains and losses. We will adopt Statement 145 in January 2003, and upon adoption, we will report as other expenses any extraordinary losses that we incur upon the extinguishment of our debt. In addition, when we present for comparative purposes financial statements issued prior to December 31, 2002, we will reclassify to other expenses any extraordinary losses that we recorded upon the early extinguishment of debt in those periods. In 2000, we reported a $5.4 million loss from the early extinguishment of certain debt. We may incur an extraordinary loss from the early extinguishment of our debt from this offering, as well as from application of the proceeds from our intended sale of our applied sciences practice group if the sale occurs in 2002.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 supersedes EITF Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Statement 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not expect that our adoption of Statement 146 will have a material effect on our reported results of operations and financial position.

Recent Acquisitions

We have made three acquisitions since the beginning of 2000, each of which was treated as a purchase business combination for accounting purposes:

Company	Date Acquired	Purchase Price	Goodwill and Other Intangibles Recorded	Sources of Cash Financing	Services
		(in table, dollars in millions)
U.S. BRS division of PwC	Aug. 2002	$243.2, in cash and stock(1)	$243.7	Bank financing and our available cash	Turnaround, restructuring and bankruptcy consulting

Technology & Financial Consulting, Inc.	Jan. 2002	$4.1, in cash and stock(2)	$3.8	Available cash	Intellectual property consulting

Policano & Manzo, L.L.C.	Feb. 2000	$54.9, in cash and stock(3)	$52.2	Bank financing and our available cash	Turnaround, restructuring and bankruptcy consulting

(1)	The purchase price consisted of $22.3 million of available cash, incurred debt of $119.0 million and 3,000,000 shares of common stock valued at $101.9 million.

(2)	The purchase price consisted of $3.1 million of available cash, and 46,216 shares of common stock valued at $1.0 million.

(3)	The purchase price consisted of $1.9 million of available cash, incurred debt of $47.5 million and 1,222,000 shares of common stock valued at $5.5 million.

Results of Continuing Operations

Nine Months Ended September 30, 2002 and 2001

Revenues.    Revenues from continuing operations for the nine months ended September 30, 2002 increased 45.5% to $133.6 million compared with $91.8 million in the same period in 2001. This growth was primarily attributable to our ability to recruit seasoned financial professionals to meet the continued strong demand for our consulting services, as well as the acquisitions of TFC and BRS during the year. During the first quarter of 2002, we also raised our professional rates by an average of 8%. We believe that the market demand for our services will continue to remain strong throughout the remainder of 2002. The new practice areas we added during the year have contributed to the revenues and operating income during the first three quarters of 2002.

Direct Cost of Revenues.    Direct cost of revenues of our continuing operations was 49.1% of our total revenues during the first nine months of 2002 and 50.9% in the same period in 2001. The improvement in 2002 resulted primarily from the relative growth of our turnaround, restructuring and bankruptcy practice area, which has a somewhat higher gross margin than our other practice areas.

Selling, General and Administrative Expenses.    As a percent of our total revenues, these expenses, which include depreciation and amortization of property and equipment, were 24.6% in the first nine months of 2002, and 25.7% in the same period in 2001. This decline is primarily the result of the growth in our turnaround, restructuring and bankruptcy services, which have a lower selling and general administrative expense as a percent of revenues than our other practice areas.

Amortization of Goodwill and Other Intangible Assets.    As required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we no longer amortize goodwill, beginning January 1, 2002. Amortization of goodwill of continuing operations during the first three quarters of 2001 was $3.2 million. In connection with the acquisition of BRS, we recorded approximately $5.1 million of other intangible assets, consisting primarily of client backlog, which are being amortized over their useful lives ranging from 18 to 36 months. The value and useful lives of other intangible assets were determined through an appraisal. We began to amortize these other intangible assets in September 2002, and amortization expense in the third quarter of 2002 was $252,000.

Interest Income and Expense, Net.    Net interest expense consisted primarily of interest on debt we incurred to purchase businesses over the past several years. Interest rates during 2002 have been lower than in the prior year. As a result, interest expense during the first three quarters of 2002 was $2.7 million, compared to $3.7 million during the same period of the prior year despite our additional borrowings in August 2002 to acquire BRS.

Income Taxes.    Our effective tax rate for continuing operations throughout the first three quarters of 2002 is 40.3%, compared to 40.0% for the same period in 2001. We expect our effective tax rate from continuing operations to approximate 40.0% for 2002.

Years Ended December 31, 2001, 2000, and 1999

Revenues.    Total revenues in 2001 increased 28.0% to $122.3 million from $95.5 million in 2000. We believe revenues grew during 2001 primarily as a result of our ability to recruit seasoned financial professionals to meet the continued strong demand for our services in both restructuring and turnaround activities and the forensic accounting and strategic consulting portions of the business, coupled with increases in professional rates. We added several new practice areas in early 2002, including crisis management, intellectual property litigation consulting, electronic evidence discovery, and utility regulatory financial consulting.

Total revenues in 2000 increased 95.3% to $95.5 million from $48.9 million in 1999, primarily as the result of our acquisition of Policano & Manzo, LLC (“P&M”) early in 2000 and the successful integration of its financial professionals into our existing practices. Our headcount at year-end 2000 increased by approximately 50% when compared to the prior year, as the result of the acquisition of P&M and our successful recruiting efforts.

Direct Cost of Revenues.    Direct cost of revenues was 48.3% of our total revenues in 2001, 51.3% in 2000 and 52.3% in 1999. The improvement in 2001 resulted primarily from the broader implementation of incentive compensation programs that promote increased billable hours by our professional staff, and the continued strong demand for our services. Employee compensation accounted for 75% of direct cost of revenues in 2001.

Selling, General and Administrative Expenses.    As a percent of our total revenues, selling, general, and administrative expenses, which include depreciation and amortization of property and equipment, were 27.0% in 2001, 25.0% in 2000 and 33.8% in 1999. The slight increase in 2001 is the result of costs incurred to open larger offices in several major cities, including New York and Washington, DC. The decrease in 2000 is the result of the substantial increases in revenues, since selling, general and administrative expenses, such as rent, are relatively fixed costs.

Amortization of Goodwill.    Annual amortization of goodwill increased from $3.9 million in 2000 to $4.2 million in 2001, primarily as a result of additional contingent consideration related to our acquisitions. Amortization of goodwill increased from $1.6 million in 1999 primarily as a result of the P&M acquisition.

Interest Income and Expense, Net.    Interest expense consisted primarily of interest on debt we incurred to purchase businesses over the past several years. Interest expense decreased substantially in 2001 as compared to 2000 because interest rates were lower and we were able to retire $32.3 million of our debt. We used cash generated from operations, the proceeds of an equity offering in October 2000 and proceeds from the exercise of options and warrants to pay down debt. We achieved lower interest rates by refinancing our outstanding debt in late 2000 and experienced declining market interest rates on our revolving credit facility.

Income Taxes.    Our effective tax rate decreased to 40.0% in 2001 from 41.2% in 2000, principally because the increase in our net income diluted the effect of non-deductible goodwill amortization. See Note 8 of Notes to Consolidated Financial Statements for a reconciliation of the federal statutory rate to our effective tax rates during each of these years, and a summary of the components of our deferred tax assets and liabilities.

Extraordinary Loss on Early Extinguishment of Debt, Net of Income Taxes.    As a result of the write-off of unamortized debt discount and deferred financing costs associated with the debt that we refinanced or retired early in 2000, we had a $5.4 million loss on early extinguishment of debt, net of taxes in 2000.

Liquidity and Capital Resources

During the nine months ended September 30, 2002, net cash provided by our operations was about $28.4 million as compared to about $19.4 million for the comparable period in 2001. Net cash provided by operating activities was $35.4 million in 2001, $15.6 million in 2000, and $8.4 million in 1999. We continue to finance operations and capital expenditures solely through cash flows from operations. Cash flows from operations have improved year-over-year since 1999 primarily due to increases in net income. During the nine months ended September 30, 2002, this increase occurred primarily because our total revenues from continuing operations increased by 45.5%, while our direct cost of revenues and our selling, general and administrative expenses declined as a percentage of revenues. Additionally, we realized a $9.1 million income tax benefit from stock option exercises that further increased our cash flows from operations during the nine months ended September 30, 2002.

Our operating assets and liabilities consist primarily of billed and unbilled accounts receivable, accounts payable and accrued expenses and accrued compensation expense. Changes in these balances are affected by the timing of billings and collections of receivables as well as payments for compensation arrangements. During the nine months ended September 30, 2002, changes in operating assets and liabilities reduced cash flow from operations by $8.2 million. This was primarily because our billed and unbilled accounts receivables grew by $16.2 million during the nine months ended September 30, 2002. Billed and unbilled accounts receivable, net of allowance for doubtful accounts, increased due to the additional clients obtained through our acquisition of BRS and continued strong demand for our financial consulting services throughout 2002. Our average collection period did not vary significantly from 2001 to 2002. Our customary collection terms range from 30 to 60 days for all of our clients. We do not expect our collection trends to change significantly as a result of the acquisition of BRS.

During the nine months ended September 30, 2002, we spent $5.9 million for net additions to property and equipment, primarily for expansion of one of our major offices and investments in technology and equipment for our new practice areas. During all of 2002, we expect to spend approximately $8.0 million for property and equipment additions, including $2.0 million related to the integration of BRS. This trend in investing activities, after giving effect to the recent acquisition of BRS, is in line with our historical net additions to property and equipment of $4.4 million in 2001, $6.6 million in 2000 and $3.1 million in 1999. In 2003, we expect to spend approximately $10.0 million for property and equipment additions, including $4.0 million related to the integration of BRS. We had no outstanding purchase commitments at September 30, 2002.

Our investment activities during the nine months ended September 30, 2002 included the acquisition of two businesses. We paid $3.1 million in cash as part of the purchase price to acquire Technology & Financial Consulting, Inc., which provides intellectual property consulting services. We paid $141.3 million in cash as part of the purchase price to acquire BRS.

Our financing activities in all periods have consisted principally of borrowings and repayments under long-term debt arrangements as well as issuances of common stock and exercises of warrants and stock options. Net borrowings or repayments under debt arrangements consisted of a $32.3 million repayment in 2001, a $20.7 million borrowing in 2000 and a $2.5 million repayment in 1999. We borrowed $119.0 million in the third quarter of 2002 to acquire BRS. During the nine months ended September 30, 2002, we repaid $8.3 million in debt. At September 30, 2002, we had availability under our revolving line of credit of $60.0 million.

During the nine months ended September 30, 2002, stock options to purchase 956,296 shares of our common stock were exercised and 111,661 shares of our common stock were issued under our employee stock purchase plan. These exercises and issuances generated $15.7 million in cash (including the $9.1 million income tax benefit from the stock option exercises).

On August 30, 2002, we completed the acquisition of BRS. The purchase price consisted of $141.3 million in cash plus 3,000,000 shares of our common stock. We financed the cash portion of the purchase price from our existing cash and a new bank credit facility, which consists of an additional term loan of $74.0 million and a revolving credit line of $100.0 million. We acquired BRS related accounts receivable, unbilled receivables and obligations to perform services under retainers but did not acquire BRS related cash.

On August 30, 2002, we terminated our previous credit facility and entered into the new credit facility in connection with our acquisition of BRS. The new credit facility consisted of our then existing term loan for $26.0 million, a new term loan for $74.0 million and a new revolving credit facility for $100.0 million. On September 30, 2002, we repaid $1.1 million of the $26.0 million term loan. Our debt under the credit facility bears interest at an annual rate equal to LIBOR plus an applicable margin or an alternative base rate defined as the higher of (1) the lender’s announced prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. If not prepaid, our $24.9 million term loan will mature on December 1, 2005, and our $74.0 million term loan will mature on August 30, 2006. Under the credit facility, we have granted the lenders a security interest in substantially all of our assets. At September 30, 2002, we had outstanding aggregate debt under the credit facility of $138.9 million, bearing interest at 4.95% per annum. We will not be subject to any penalties for early payment of the debt under the credit facility. Under the provisions of the credit facility, we must apply at least half of the net proceeds that we obtain from any public offering of our equity securities to repayment of the debt. Because of our increased debt, we anticipate higher interest expenses for the remainder of 2002 and thereafter. We will apply all of our net proceeds of the offering to reduce our outstanding debt. Also, we expect to use cash flows from our operations to further reduce our debt. Assuming we do not make any acquisitions, we expect to repay all amounts under the credit facility by the end of 2003.

We intend to sell our applied sciences practice group, and we expect to complete the sale prior to July 2003. Depending on the sale price and the tax structure of the transaction, the amount realized after taxes from the sale may be less than the carrying value. Under the credit facility, we are required to apply all of the proceeds from the sale to reduce our outstanding aggregate debt under the facility.

We expect that cash generated from our operations and cash available under our credit facility will be sufficient to meet our normal operating requirements for the foreseeable future.

Below is a summary of our contractual obligations and commitments at September 30, 2002:

	Payments Due by Period
	(in thousands)
Contractual Obligations	Total	2002	2003	2004	2005	Thereafter
Long-term debt	$138,916	$1,083	$20,000	$26,417	$30,000	$61,416
Operating leases	34,582	1,468	5,876	5,576	5,235	16,427

Total obligations	$173,498	$2,551	$25,876	$31,993	$35,235	$77,843
Operating leases of discontinued operations	(5,924)	(403)	(1,568)	(1,365)	(1,349)	(1,239)

Total obligations of continuing operations	$167,574	$2,148	$24,308	$30,628	$33,886	$76,604

As adjusted long-term debt (1)	$65,001	$1,083	$20,000	$26,417	$14,459	$3,042
Operating leases from continuing operations	28,658	1,065	4,308	4,211	3,886	15,188

As adjusted total obligations (1)	$93,659	$2,148	$24,308	$30,628	$18,345	$18,230

(1)
We calculated as adjusted information assuming our repayment of $73.9 million of our debt under our credit facility with the estimated net proceeds from the sale of shares by us in this offering. This information does not give effect to our planned sale of the applied sciences practice group (which would lower the amount of our debt and the number of leases) or any additional leases we may enter into as we integrate BRS. We intend to relocate BRS as soon as possible and expect to obtain additional leased facilities on commercially reasonable terms.

Quantitative And Qualitative Disclosures About Market Risk

We are subject to market risk associated with changes in interest rates on our variable rate debt. In the past, we have managed this risk by entering into interest rate swaps. These hedges reduce our exposure to rising interest rates, but also reduce the benefits we would have otherwise received from lower interest rates. We do not anticipate entering into new interest rate swaps in 2002.

Interest rate swaps with notional principal amounts of $24.9 million at September 30, 2002, were designated as hedges against outstanding debt and were used to convert the interest rate on our variable rate debt to fixed rates for the life of the swap. Without giving effect to our hedge, our interest rate would have been 4.09% at September 30, 2002, but because of the hedge, the rate was 8.39% at that date. Because of the effectiveness of our hedge of variable interest rates associated with our debt, the change in fair value of our interest rate swaps resulting from changes in market interest rates is reported as a component of other comprehensive income (loss).

BUSINESS

Introduction

We are one of the largest U.S. providers of turnaround, restructuring, bankruptcy and related consulting services. Our highly skilled professionals assist distressed companies in improving their financial position or their creditors or other stakeholders in maximizing recovery of their claims. We quickly analyze and implement an array of strategic alternatives, such as rightsizing infrastructure, improving working capital management, selling non-core assets or business units and restructuring capital. Through our corporate recovery services, we can help financially distressed companies implement their plans by providing interim management teams. Our teams of professionals have extensive experience in crisis management, negotiations of complex mergers, acquisitions and capital restructurings, as well as the liquidation of surplus assets.

We also help clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and the actual trial. We assist with refining issues in litigation and venue selection, and provide fraud investigation and securities litigation assistance. Our trial graphics and technology and electronic evidence experts assist clients in preparing for and presenting their cases in court. Furthermore, we provide forensic accounting and economic consulting services. Our forensic accounting and data mining (sorting through large volumes of data) services help clients to unravel complex financial transactions and reconstruct events from incomplete and/or corrupt data. Our specialized expertise in economic consulting allows us to help clients in valuing assets of all types and entire businesses, as well as intellectual property disputes. Our industry expertise extends to the telecommunications, railroad, energy and electric utility industries. In recent months, we have begun initiatives in the merger and acquisition area and dispute settlement services.

We began operations in 1982 as a consulting firm focused on providing forensic engineering scientific and trial support services. Beginning in 1998, we further expanded into financial consulting services. We achieved this expansion through two acquisitions in 1998 and one acquisition in 2000 and through our internal growth initiatives. Through a combination of organic growth and acquisitions, we have become one of the largest U.S. providers of turnaround, restructuring, bankruptcy and related consulting services. Our revenues from continuing operations have grown from $32.2 million in 1997 to $122.3 million in 2001, at a compounded annual growth rate of nearly 40%. For the first nine months of 2002, we had $133.6 million in revenues on an actual basis and $242.6 million in revenues on a pro forma basis, which includes BRS revenues but excludes revenues from our applied sciences practice group, which we have announced our intention to sell.

On August 30, 2002, we acquired BRS for $141.3 million in cash and 3,000,000 shares of our common stock valued at $101.9 million. For its fiscal year ended June 30, 2002, BRS had revenues of $179.3 million and operating income of $66.8 million. On a pro forma basis, as adjusted to present BRS as a company separate from PwC, BRS had revenues of $167.2 million and operating income of $41.5 million for the year ended December 31, 2001, and revenues of $109.0 million and operating income of $24.4 million for the eight-month period ended August 30, 2002.

We believe our acquisition of BRS greatly enhances our ability to provide consulting services in the largest and most complex U.S. turnarounds, restructurings and bankruptcies. The BRS professionals have developed a premier practice handling turnarounds, restructurings and bankruptcies of comparable scale and complexity as we have. As a result of the acquisition of BRS, we have added 371 professionals, including the 49 BRS partners we hired, to our pool of talented, experienced professionals. The BRS acquisition also significantly diversifies our client base, including an increase in debtor-side clients to complement our historical strength in serving creditor-side clients. Immediately after the acquisition, we began integrating BRS into our turnaround, restructuring and bankruptcy practice group.

Our clients are typically companies facing adverse circumstances, as well as their creditors or other stakeholders, such as financial institutions and private equity firms, and the law firms that represent them. Unlike demand for traditional consulting services, which depends primarily on companies’ internal budgeting decisions, demand for our services is driven by non-discretionary engagements for businesses facing critical situations that are often adverse. These companies typically focus on our track record and reputation rather than our prices. In the case of bankruptcy proceedings, bankruptcy courts often mandate the selection of third party advisors, reinforcing the non-discretionary nature of our services.

We regularly provide our turnaround, restructuring, bankruptcy and related consulting services to the largest banks in the U.S., including Bank of America, N.A., Wachovia Bank, N.A, and JP Morgan Chase Bank. We are involved in many of the largest bankruptcy proceedings and out-of-court restructurings in the U.S. For example, we are currently involved in the bankruptcies of Enron Corp., WorldCom, Inc., US Airways, Inc. and Adelphia Communications Corporation. We believe clients retain us because of our recognized expertise and capabilities in highly specialized areas, as well as our reputation for satisfying clients’ needs. In 2001 and in the nine months ended September 30, 2002, no single client accounted for more than 5% of our revenues.

Our applied sciences practice group offers forensic engineering and scientific investigation services. We intend to sell this practice group, and we expect to complete the sale prior to July 2003. We intend to use the proceeds from the sale to reduce our outstanding debt under our credit facility. However, we cannot assure you that we will be able to sell our applied sciences practice group within the stated timeframe or at what price we will be able to sell it. Depending on the sale price and the tax structure of the transaction, the amount realized after taxes from the sale may be less than the carrying value.

Industry Overview

Participants in our industry provide a broad range of financial consulting services to companies facing adverse circumstances or their creditors or other stakeholders. These services include turnaround, restructuring, bankruptcy, forensic accounting and trial support services. We believe demand for services in our industry will continue to be strong, driven by a number of current and anticipated trends, including:

•	high debt default rates and ongoing bankruptcy filings;

•	continuing use of debt for corporate financings;

•	escalating competitive and regulatory complexity faced by a wide range of businesses;

•	the current wave of corporate reform legislation that encourages, and in some cases, requires the use of outside financial consultants; and

•	the need for objective, independent expertise for critical, business processes.

We believe that our reputation, national scale and large staff of highly qualified professionals position us well to capitalize on the trends driving the growth in our industry.

Trends in Debt Default Rates.    We believe that corporate debt default rates are important indicators of the potential need for turnaround, restructuring, bankruptcy and related consulting services. The current economic environment provides significant opportunity to companies capable of providing these services.

According to Moody’s Investor Service, 186 corporate issuers of debt rated by Moody’s defaulted on $106 billion of debt in 2001, compared to $33.4 billion in 2000. In 2001, Moody’s also estimated that the dollar volume of the ten largest debt defaults exceeded the total dollar volume of all Moody’s-rated defaults in 2000. In 2001, Moody’s rating downgrades exceeded its upgrades by an almost two-to-one margin.

For the first half of 2002, Moody’s reported that 89 issuers of corporate bond debt rated by it defaulted on $76.7 billion of that debt. This represents a 64% increase in the dollar volume of defaulted debt from the first half of 2001. In the second quarter of 2002 alone, 42 issuers of Moody’s-rated corporate bond debt defaulted on $42.6 billion in debt, representing approximately twice the defaulted amount as the first quarter of 2001. Moody’s reported second quarter 2002 global default rates for speculative grade debt at 10.3%, consistent with default levels seen in other periods of economic distress over the past 30 years, including 2001 (10.2%), 1991 (10.5%),

1990 (9.9%) and 1970 (9.2%). In July 2002, Moody’s reported that the second quarter of 2002 was one of the most severe periods of credit deterioration since the Great Depression.

We believe that a high correlation exists between default rates and the number of bankruptcy filings. According to the FDIC, a record 257 publicly-traded companies filed for bankruptcy in 2001, representing a 46% increase over the previous record set in 2000. The FDIC also reported that $258.5 billion of assets were involved in U.S. public company bankruptcy filings in 2001. This represented more than twice the assets involved in all 2000 U.S. public company bankruptcies. While the highly visible and large scale publicly-traded company bankruptcies draw the most attention, BankruptcyData.com reported a total of 40,099 total business bankruptcy filings in 2001, less than the 1980 through 2001 annual average of 58,871 business bankruptcy filings. Regardless of prevailing economic conditions, we believe that there will be a substantial number of business bankruptcy filings in any given year.

Continuing Use of Corporate Debt.    Although the increased number of debt defaults has generated higher demand for restructuring and restructuring-related services in recent years, we believe demand for these services will remain robust even in periods of general economic recovery. While default rates historically have fluctuated depending upon the state of the economy, the size of the debt market, as measured by the amount of aggregate U.S. corporate debt outstanding, has consistently expanded over the past 30 years, regardless of economic cycles. U.S. and international companies have increasingly relied on debt to finance acquisitions, growth initiatives and working capital requirements. According to the Bond Market Association, the amount of U.S. corporate bond debt outstanding increased from $777 billion in 1985 to $3.8 trillion in 2001, a compounded annual growth rate of 10.4%. The outstanding amount of speculative grade debt consistently increased between 1985 and 2001, from $58 billion to $649 billion, a compounded annual growth rate of 16.3%. Although the default rate may fluctuate from time to time, an increasing aggregate volume of corporate debt suggests that the aggregate volume of corporate debt under default should remain high.

Although debt default rates tend to decline during periods of economic expansion, we believe that economic expansion also facilitates new issuances of speculative grade debt, as investors are generally willing to tolerate higher levels of risk during these periods. We believe that most speculative grade bond defaults take place within the first three years after issuance. As such, we believe that economic expansion periods could ultimately result in an increased volume of debt defaults, increasing demand for turnaround, restructuring, bankruptcy and related consulting services in the future.

Escalating Complexity in the Competitive and Regulatory Environment.    We believe that many of the factors driving our industry are non-cyclical. These factors include under-performing companies, ineffective business strategies, highly leveraged capital structures, failed acquisitions and roll-ups, corporate fraud, the continuing trend in high-stakes litigation and the adverse effect of increased regulation on entire industries. For example, the Sarbanes-Oxley legislation has added a layer of complex regulatory requirements for public companies. Faced with recent enhanced scrutiny by investors and government agencies of financial reporting and corporate governance, in part as a result of this legislation, companies have begun to hire outside professionals to review and analyze their accounting records and financial reporting. We anticipate that ever increasing litigation costs will require businesses to focus on better managing risks and the litigation process, particularly in large, complex, multi-jurisdiction cases and mass tort claims. We believe that recent mandates as a result of the Sarbanes-Oxley legislation, and the emerging trend toward hiring consulting firms unaffiliated with company auditors, represent a fundamental shift in corporate and governmental policy. These trends should directly benefit independent financial consulting service providers in both distress and non-distress oriented projects.

Increasing Need For Independent Expertise.    We believe that businesses, their creditors and other institutional stakeholders are increasingly utilizing consulting firms to provide objective, independent expertise for highly critical business processes. Businesses and financial institutions facing adverse circumstances have a need to access world-class expertise to assist them in implementing tactical operating plans to solve significant business dilemmas. This is particularly true in highly complex and sophisticated areas such as turnarounds, restructurings, bankruptcies and high-stakes legal proceedings.

Business Strategy

We are one of the largest U.S. providers of turnaround, restructuring, bankruptcy and related consulting services. We intend to continue to provide high caliber financial consulting services through our staff of professionals who are able to quickly staff even the most complex assignments. We also intend to try to anticipate our clients’ needs by expanding the range of consulting services we offer. Success in our marketplace depends primarily on having a reputation for providing quality and timely service and the ability to quickly address and staff very large assignments. The following are the key elements of our business strategy:

•
Maintain High Utilization Rates Among Our Professionals.    We carefully manage our growth in order to maintain high utilization rates among all of our professionals rather than intermittently expanding our staff in anticipation of short-term demand. We take a disciplined approach when recruiting additional professionals. Although we maintain enough professionals to staff large, complex assignments, we focus on hiring qualified individuals who meet our selective criteria. High utilization rates allow us to maintain our profitability and make us less vulnerable to temporary declines in our work load.

•
Retain a Critical Mass of Highly Qualified Professionals.      Our professionals are crucial to delivering our services to clients and generating new business. Through our substantial staff of highly qualified professionals, we can handle a number of large, complex assignments simultaneously. We offer each of our professionals significant compensation opportunities, often based on his or her utilization rate, along with a competitive benefits package and the chance to work on challenging engagements.

•
Leverage Our Relationships and Expertise.    We work hard to maintain our existing client relationships and develop new ones. We believe that our existing client relationships and our reputation among industry professionals, coupled with our recognized expertise, track record and size, are the most critical elements in a company’s decision to retain us. We have typically received a significant amount of repeat business from our financial institution clients and referrals from our law firm clients. We have been successful in recent years in expanding the range of consulting services we provide to our clients. Moreover, as a result of the BRS acquisition, we have greater capacity to handle simultaneously a number of complex, high-profile matters. By successfully leveraging our reputation, experience and expanded client base, we believe we will obtain a greater number of engagements from both existing and new clients.

•
Expand the Range of Our Financial and Litigation Consulting Services.    We believe that a number of factors driving demand for our services are non-cyclical in nature. These factors include the adverse effects of increased regulation and competition on various industries, under-performing companies, ineffective business strategies, highly leveraged capital structures, failed acquisitions, corporate fraud and the ever increasing number of high-stakes lawsuits. While we anticipate that during more prosperous economic times, demand for turnaround, restructuring, bankruptcy and related consulting services will continue, we intend to continue to diversify the range of our financial and litigation consulting services. We have recently diversified our service offerings to include lender and transactional support, dispute settlement, intellectual property consulting and mergers and acquisitions advice. We intend to continue to broaden the range of our service offerings. We believe this diversification of our service offerings will better insulate our overall business from changing market conditions.

•
Selectively Acquire Companies to Obtain New Professionals and Capabilities.    We have always followed a disciplined approach to acquisitions. Our selective approach has allowed us to acquire businesses on attractive terms. Over the past five years, we have made three significant acquisitions that have greatly enhanced our position in the turnaround, restructuring and bankruptcy market. We will continue to selectively pursue strategic acquisitions of complementary service businesses. This should enable us to expand the range of consulting services we offer our existing client base, expand our staff of expert professionals and add new clients to which we can sell our existing services.

Our Services

Turnaround, Restructuring and Bankruptcy Practice.    Our turnaround, restructuring and bankruptcy professionals regularly advise companies and creditors in some of the largest, most complex bankruptcy proceedings and out-of-court restructurings in the U.S. When advising a corporate client, we work with the company’s management to assess the client’s financial condition and viability and structure and implement a business rehabilitation plan to manage the client’s cash flow to at least a break-even point. We also identify any non-essential assets or business units that could be sold to generate cash for the client. Typically, we then assist these clients as they negotiate with their lenders to restructure their debt. If an out-of-court workout appears unlikely, we assess the impact of a bankruptcy filing on the client’s financial condition and operating performance and seek debtor-in-possession financing on the client’s behalf. If the client voluntarily files for bankruptcy or is involuntarily forced into bankruptcy, we assist in managing the entire bankruptcy process, including structuring, negotiating with creditors and implementing the plan of reorganization. We also provide expert testimony in bankruptcy proceedings on such issues as business unit valuation and economic loss.

When we represent creditors, we seek to maximize amounts owed to them by the debtor, whether in an out-of-court workout or bankruptcy. In a workout engagement, we evaluate and monitor the quality and value of the collateral and any other assets available to the creditor, analyze the debtor’s business plan and underlying cash flow projections and assess the adequacy of the debtor’s financial reporting systems. Based on our analysis, we then assess the debtor’s viability and develop and evaluate restructuring plans. If we conclude that an out-of-court workout is not feasible, we assist the creditors in deciding whether to provide debtor-in-possession financing, in working through the bankruptcy process and in structuring and evaluating various reorganization plan alternatives.

To better meet the needs of companies suffering a financial or operating crisis, we also offer corporate recovery services. The experienced professionals in our corporate recovery practice group are able to assume interim senior management roles at companies in crisis. Our professionals can function as a chief executive officer, chief operating officer, chief financial officer or chief recovery officer. Our professionals utilize their seasoned business judgment to reevaluate business strategy and financial forecasts and implement plans to meet financial and operating challenges. Our creative approaches and innovative solutions can create short-term liquidity to stabilize the business and afford the distressed company time to explore its options. Our teams of senior experienced professionals are keenly aware of the sensitive nature of these arrangements and the need to build consensus around a realistic restructuring plan.

Forensic Accounting Practice.    Our forensic accounting specialists work with companies faced with fraud and financial disclosure issues. Many of these companies are undergoing restructuring or bankruptcy reorganizations. As perpetrators of fraud become more ingenious, the expertise required to unravel their schemes increases. We have a team of forensic accountants, certified fraud examiners and computer technicians who are experts in discovering and analyzing the most sophisticated ways to circumvent internal financial controls. Our forensic accountants routinely unravel complex transactions, reconstruct events from incomplete and/or corrupt data, uncover vital evidence, identify potential claims and assist in the pursuit of recoveries. Our computer technicians utilize sophisticated software tools to analyze and uncover important information from the computer systems used in the frauds. With our advanced search techniques and innovative methods, we are able to uncover valuable information that was considered lost, deleted or hidden.

We also provide asset tracing investigative services. Our forensic accountants and computer experts analyze corporate and personal records and electronic information, conduct interviews and evaluate related financial information to trace the flow of funds and locate assets that may have been misappropriated due to illegal or fraudulent activity. Our financial experts utilize sophisticated software tools, advanced data mining and search techniques as well as databases to conduct asset searches for companies, government agencies and individuals. We have provided investigative services in diverse cases involving misdirected or stolen assets, embezzlements and bank, healthcare, insurance and bankruptcy frauds.

Trial Support Practice.    We develop and deliver creative solutions to litigation problems. From the first computer animations used in court to the latest in digital graphic presentations, we have been one of the leaders in providing high-quality, cost-effective methods to prepare for and try cases. Our trial technology professionals have supported clients in the courtroom in some of the largest and most complex civil trials. Through the use of information technology and the Internet, we have demonstrated our ability to help control litigation costs, speed-up the trial process and provide litigants with superior access to data, a key competitive advantage.

We prepare and enhance presentations and expert testimony on complex subjects, such as toxic torts, financial disputes and intellectual property resolutions. We have responded to the increasing demand for document management in cases involving thousands or even millions of pages of depositions, testimony and exhibits by developing document management and exhibit and trial preparation solutions that enable our clients to better focus on preparing for and trying cases. Our range of services for complex litigation matters include visual communication consulting services; graphic exhibit design and production; customized database development and distribution; video deposition capture and transcript linking; management of designated trial exhibits; courtroom survey, design and configuration; on-site technical trial support; trial-specific hardware procurement and tracking; and secure extranet storage and distribution of data, documents, transcripts, videos and exhibits.

We have developed a number of technology-based tools to assist our clients in managing complex litigation. TrialMax®, our comprehensive trial preparation software, enables a litigation team to easily store, annotate and display documents, computer graphics, video clips and digitized depositions in the courtroom. We employ an automated tool for handling trial data regardless of information source or data type. Secure Extranet Services is our Internet application for clients that are parties to multi-district litigation.

Our Other Financial and Litigation Consulting Practices.    We have recently expanded our consulting services to include regulatory, intellectual property, valuation, mergers and acquisitions advisory, lender and transactional support and dispute settlement services. Our statistical and economic experts in our regulatory practice group use a range of tools to help companies evaluate issues such as the economic impact of deregulation on a particular industry, the amount of commercial damages suffered by a business as a result of a tort or a breach of contract or the value of a business or professional practice. We also work with clients to develop business strategy and tactics on an ongoing basis to address these issues. Our specialists advise clients in the telecommunications, energy and transportation industries in antitrust cases, regulatory proceedings, strategic planning and mergers and acquisitions. Our professionals regularly provide expert testimony on damages, rates and prices, merger benefits and valuations.

Our experienced intellectual property professionals provide valuation, damage analysis and expert testimony services. They provide their services to a range of industries, including oil and gas, technology and consumer products. They perform financial analyses of intellectual property in licensing and royalty disputes, antitrust claims and other types of disputes. Our professionals in this group employ industry research, statistical analysis, regression techniques, portfolio analysis and sophisticated financial modeling to support defensible, credible valuation and damage conclusions.

Our mergers and acquisitions advisory specialists assist clients in negotiating and structuring business combinations, acquisitions and dispositions of assets, business units or entire businesses. Our lender and transactional support practice group assists lenders and other institutional clients in performing financial due diligence for loans, acquisitions and other transactions.

Our dispute settlement practice group helps our clients mitigate the cost of, or avoid, litigation by evaluating claims and risks. These professonals coordinate business expertise with legal and technical analysis to develop cost-effective settlement strategies and implement mutually beneficial business resolutions.

Our Acquisition of BRS

On August 30, 2002, we completed the acquisition of certain assets and liabilities of BRS. The purchase price for BRS consisted of $141.3 million in cash and 3,000,000 shares of our common stock valued at $101.9 million.

We believe our acquisition of BRS will provide us with many strategic benefits. The combination has enhanced our position as one of the largest U.S. providers of turnaround, restructuring, bankruptcy and related consulting services. On a combined basis, with over 60 senior managing directors and 450 other professionals and support staff, we believe we can continue to increase our market position in this industry. The BRS acquisition solidifies our national presence and broadens the platform from which we can more quickly handle increasingly larger and more complex consulting engagements.

We believe we can successfully integrate BRS into our business. Immediately after the acquisition, BRS began operating as part of our turnaround, restructuring and bankruptcy practice group. We have already integrated the BRS operations into our billing and operations systems. This has allowed our management team to instantly monitor the operating performance of the acquired business at very detailed levels. We have entered into a one-year transition services agreement with PwC to provide various infrastructure-related services. PwC has agreed to provide us with information technology and other services as well as office space while we fully integrate all aspects of BRS’ operations into our business. PwC is providing these transition services to us on the same allocated cost basis as it did when BRS was part of PwC.

We made offers to 49 BRS partners, all of whom have agreed to work for us as senior managing directors. Each has entered into a four-year employment agreement with us. When they withdrew as partners of PwC, 47 of them received shares of our common stock from PwC. These partners received a total of about approximately 1.2 million shares of our common stock and then agreed with us to restrict the transfer of 40% of their shares. All restricted shares are non-transferable for two years. After the second anniversary of the closing of the BRS acquisition, one-half of these restricted shares become unrestricted, and on the fourth anniversary, the remaining shares also become unrestricted. As an added incentive to remain with us, we granted the BRS partners contractual protection against a decline in the value of their restricted shares during the four-year restricted period if the market price for the shares falls below $28.33 per share. If a BRS partner were to terminate his or her employment with us prior to the expiration of the four-year term of the employment agreement, the restricted period for the remaining restricted shares would be extended to eight years from the date of termination, and these shares would lose their price protection. Nearly all of the BRS partners and selected other executives that joined us also received options to purchase a total of 602,000 shares of our common stock at the fair market value of our common stock on August 30, 2002. These options vest in equal annual installments over three years beginning one year from the closing of the acquisition.

We have entered into a three-year noncompetition arrangement with PwC. During the noncompetition period, PwC has agreed not to provide restructuring, bankruptcy or insolvency services in the U.S. and to limit the fees it receives for providing its audit clients with debtor-side restructuring services in the U.S. to $12.0 million during the first year of the noncompetition period, $15.0 million during the second year and $17.0 million during the third year. PwC also agreed not to market any of its consulting services using the terms “BRS” or “BRS Services.” Our noncompetition arrangement with PwC, however, generally permits non-U.S. PwC firms to provide services in the U.S. that are competitive with BRS’ services in cases where the primary engagement is outside of the U.S. or where the provision of work is required by a statutory or fiduciary obligation.

Pending Sale of Our Applied Sciences Practice Group

Our applied sciences practice group offers a broad range of forensic engineering and scientific investigation services. These services include accident reconstruction, fire investigation, product failure analysis and quality control analysis. In connection with the BRS acquisition, we have decided to sell our applied sciences practice group because the practice is no longer a core part of our business. We expect to complete the sale prior to July 2003. We intend to use the proceeds from the sale to reduce our outstanding debt under our credit facility. However, we cannot assure you that we will be able to sell our applied sciences practice group within the stated timeframe or at what price we will be able to sell it. Depending on the sale price and the tax structure of the transaction, the amount realized after taxes from the sale may be less than the carrying value. For the nine months ended September 30, 2002, the applied sciences practice group reported income from operations of discontinued operations, net of income taxes, of $2.8 million.

Clients

We have cultivated long-term relationships with many of the premier financial institutions, law firms, private equity firms and other institutions in the U.S. In 2001, our most important ongoing clients and sources of referral were 21 of the 25 largest banks located in the U.S. and 68 of the top 100 law firms (based on revenues as reported by American Lawyer magazine).

We believe that a very significant percentage of our revenues came from existing clients or referrals from existing clients. Our largest single client represented less than 10% of our total revenues in each of the past three years and for the nine months ended September 30, 2002.

Marketing and Sales

We rely primarily on referrals and our reputation to market our services to new and existing clients since most of our work is repeat work for existing clients or comes from referrals from existing clients or relationships with partners in major law firms or other professionals. Our professionals develop close working relationships with clients and often learn about new business opportunities from their frequent contacts with clients. We anticipate that the BRS partners will enhance our ability to obtain business through referrals, given their reputations and contacts in our industry. In marketing our services, we emphasize our experience, the quality of our services and our professionals’ particular areas of expertise, as well as our ability to quickly staff a new engagement. While we aggressively seek new business opportunities, we maintain high professional standards and carefully evaluate potential new client relationships and engagements before accepting them.

We do not rely on sales personnel to market our consulting services, except in our applied science and trial support practice groups. The applied science practice group has about five full-time sales people, and the trial support practice group has about ten full-time sales people.

Competition

The industry in which we operate is highly competitive. Our competitors range from large organizations, such as the national accounting firms and the large management consulting companies that offer a broad range of consulting services, to small firms and independent contractors that provide one specialized service. Competitive factors for our services include reputation, size, ability to immediately staff a substantial engagement, performance record, quality of work, range of services provided and existing client relationships. To a lesser extent, we also compete on price, but the critical nature of our services typically reduces price to a secondary consideration.

Some national service providers are larger than we are and, on any given engagement, may have a competitive advantage over us with respect to one or more competitive factors. The smaller local or regional firms, while not offering the range of services we provide, often are able to provide the lowest price on a specific engagement because of their lower overhead costs and proximity to the engagement.

Human Resources

At September 30, 2002, we had 766 employees, excluding the 284 employees in our applied sciences practice group. We also maintain consulting arrangements with about 2,300 independent consultants. Most of our professionals have many years of experience in their field of practice, and many are well recognized for their expertise and experience. All 49 BRS partners to whom we made offers accepted our offer, along with 322 BRS professionals and 31 support persons.

Properties

We lease our principal corporate facility in Annapolis, Maryland, under a lease that expires in February 2007. This facility contains about 16,000 square feet of space. We also lease 32 other offices across the U.S., in cities such as New York, Chicago, Houston, Dallas, Los Angeles and Washington, D.C. 25 of these offices are used by our applied sciences practice group. PwC has agreed that for up to one year after our BRS acquisition, our BRS people may continue to occupy PwC’s offices in New York, Dallas, Los Angeles, Chicago, Atlanta and ten other cities. We are currently negotiating to lease additional facilities to accommodate the addition of the BRS personnel in the cities where they currently work. We intend to relocate them as soon as possible and expect to obtain additional leased facilities on commercially reasonable terms.

Litigation

We are not currently party to any material litigation. When we acquired BRS, we did not assume any liability for any material litigation or claims related to the BRS business while part of PwC.

MANAGEMENT

The following are our executive officers and directors:

Name	Age	Positions
Jack B. Dunn, IV	51	Chairman of the Board and Chief Executive Officer
Stewart J. Kahn	58	President, Chief Operating Officer and Director
Theodore I. Pincus	59	Executive Vice President, Chief Financial Officer and Secretary
Barry S. Kaufman	55	Vice President of Operations
Glenn R. Baker	61	President, Applied Sciences Practice Group
Denis J. Callaghan	60	Director
James A. Flick, Jr.	68	Director
Peter F. O’Malley	63	Director
Dennis J. Shaughnessy	55	Director
George P. Stamas	51	Director

Jack B. Dunn, IV, became our Chairman of the Board of Directors in December 1998 and has served as our Chief Executive Officer since October 1995. From October 1995 to December 1998, he also served as our President. From May 1994 to October 1995, he served as our Chief Operating Officer. From October 1992 through September 1995, he served as our Chief Financial Officer. Mr. Dunn is a limited partner of the Baltimore Orioles and a director of Aether Systems, Inc. Prior to joining us, he was a member of the Board of Directors and a Managing Director of Legg Mason Wood Walker, Incorporated, a financial services company, and directed its Baltimore corporate finance and investment banking activities.

Stewart J. Kahn has served as our President since December 1998 and as our Chief Operating Officer since September 1999. Since 1989, Mr. Kahn has served as President of Kahn Consulting, Inc., a turnaround, restructuring and bankruptcy and forensic accounting practice, which became one of our subsidiaries in September 1998.

Theodore I. Pincus has been our Executive Vice President and Chief Financial Officer since April 1999. Prior to joining us, Mr. Pincus was Executive Vice President and Chief Financial Officer of Nitinol Medical Technologies from May 1995 to March 1999. Before then, he was President of the Pincus Group, a financial consulting firm, from December 1989 to May 1995.

Barry S. Kaufman has been our Vice President of Operations since July 2002. Prior to joining us, Mr. Kaufman was a director and subsequently a partner with Arthur Andersen’s Strategy and Technology practice from February 1998 to June 2002. From August 1997 to February 1998, he was President of his own consulting firm, KTFB. From March 1993 to July 1997 Mr. Kaufman served as a director with Kahn Consulting, Inc., which we acquired in September 1998.

Glenn R. Baker has been President of our applied sciences practice group since September 1998. Prior to joining us, he was Chief Executive Officer and President of S.E.A., Inc., which we acquired in September 1998. Mr. Baker co-founded S.E.A., Inc. in 1970.

Denis J. Callaghan has been a director of FTI since 2000. Mr. Callaghan retired from Deutsche Bank in February 2000, where he was the Director of North American Equity Research. Prior to becoming Director of Equity Research in 1992, Mr. Callaghan was responsible for Alex. Brown’s Insurance and Financial Services Research Groups.

James A. Flick, Jr. has been a director of FTI since 1992. Mr. Flick is President and Chief Executive Officer of Winnow, Inc., a management consulting firm. From 1994 to 2001, Mr. Flick was also Chairman, President and Chief Executive Officer of Dome Corporation, a real estate development and management services company. Mr. Flick is a director of Capital One Financial Corporation.

Peter F. O’Malley has been a director of FTI since 1992. Mr. O’Malley is President of Aberdeen Creek Corporation, a privately-held company engaged in investment, business consulting and development activities. Mr. O’Malley is a founder of, and since 1989 has been Of Counsel to, the law firm of O’Malley, Miles, Nylen & Gilmore. Mr. O’Malley also is a director of Potomac Electric Power Company and Legg Mason, Inc.

Dennis J. Shaughnessy has been a director of FTI since 1992. Since 1989, Mr. Shaughnessy has been a General Partner of Grotech Capital Group, Inc., a venture capital firm. Prior to becoming a General Partner of Grotech Capital Group in 1989, Mr. Shaughnessy was Chief Executive Officer of CRI International, Inc. Mr. Shaughnessy is also a director of TESSCO Technologies, Inc. and U.S. Vision, Inc.

George P. Stamas has been a director of FTI since 1992. Since January 2002, Mr. Stamas has been a senior partner of the national law firm of Kirkland & Ellis. Mr. Stamas is also a venture partner of New Enterprise Associates, a venture capital firm, and a director of Aether Systems, Inc. From 1999 to January 2002, Mr. Stamas was vice chairman of the Board of Directors of Deutsche Bank. Mr. Stamas is a limited partner of the Baltimore Orioles, the Washington Capitals and the Washington Wizards. From 1996 to 1999, Mr. Stamas was a partner in the law firm of Wilmer, Cutler & Pickering LLP.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consists of 45,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. At September 30, 2002, we had 23,713,055 shares of our common stock outstanding and no shares of our preferred stock issued and outstanding. The following description of our capital stock is qualified in its entirety by reference to our charter.

Common Stock

Voting Rights.    Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Our stockholders have no right to cumulate their votes in the election of directors.

Dividend Rights.    Holders of our common stock are entitled to receive dividends and other distributions pro rata when, as and if declared from time to time by our board of directors out of funds legally available for that purpose, subject to preferences that may be applicable should we issue preferred stock. We have never paid cash dividends on our common stock, and we do not intend to pay dividends in the foreseeable future.

Rights Upon Liquidation.    If we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, including all distributions to holders of preferred stock having a liquidation preference over the common stock.

Miscellaneous.    Our charter does not grant the holders of our common stock preemptive or other subscription or conversion rights, and no redemption provisions exist with respect to such shares. All issued and outstanding shares of our common stock are, and the shares to be sold in this offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

Our charter authorizes our board of directors to issue preferred stock in one or more series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. We have not issued any series of preferred stock.

Anti-Takeover Provisions of Our Charter and Bylaws

Classification of Directors.     Our charter and bylaws provide that our board of directors is divided into three classes serving staggered three-year terms. The classification of directors could prevent a stockholder, or group of stockholders, having majority voting power, from obtaining control of our board until the second annual stockholders’ meeting following the date that the stockholder, or group of stockholders, obtains majority voting power. Thus, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Advance Notice Provisions.     Our bylaws provide that stockholders must provide timely notice in writing to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. The bylaws also specify the form and content of a stockholder’s notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Anti-Takeover Provisions of the Maryland General Corporation Law

Business Combinations.    The Maryland General Corporation Law prohibits specified “business combinations” between a Maryland corporation and an “interested stockholder”. These business combinations include a merger, consolidation, share exchange, an asset transfer or issuance or reclassification of equity securities. Interested stockholders are either:

•	anyone who beneficially owns 10% or more of the voting power of the outstanding voting shares of the corporation; or

•
an affiliate or associate of the corporation who was an interested stockholder or an affiliate or an associate of the interested stockholder at any time within the two-year period prior to the date in question.

These business combinations are prohibited for five years after the most recent date on which the stockholder became an interested stockholder. Thereafter, in addition to any other vote required by law or the charter or bylaws, any business combination must be recommended by the board of directors of the corporation and approved by the vote of:

•	at least 80% of the votes entitled to be cast by all holders of the corporation’s voting shares voting as a single group; and

•
at least 66 2/3% of the votes entitled to be cast by all holders of the corporation’s voting shares other than voting shares held by the interested stockholder or an affiliate or associate of the interested stockholder.

An interested stockholder may avoid complying with these special voting requirements if the interested stockholder pays the corporation’s stockholders a minimum price for their shares (as specified in the statute) and the consideration is received in cash or in the same form previously paid by the interested stockholder for its shares.

The business combination statute does not apply to business combinations that are approved or exempted by the corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. A Maryland corporation may also adopt an amendment to its charter electing not to be subject to these special voting requirements. Any amendment would have to be approved by at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock voting as a class and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. If passed, the amendment will not become effective until 18 months after the corporation’s stockholders voted on it. Any interested stockholders who become an interested stockholder before the adoption of an amendment will not receive relief from the requirements of the statute by the adoption of a charter amendment. We have elected to be generally subject to this statute.

Control Share Acquisitions.    The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights other than those voting rights approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within any one of the following ranges of voting power:

•	10% or more but less than 33 1/3% of all voting power;

•	33 1/3% or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

An acquiring person may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares, but only if the acquiring person made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses. The special stockholders’ meeting must be held within fifty days of the acquiring person’s demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those control shares for which stockholders have previously approved voting rights. This redemption of shares must be for fair value, determined without regard to voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquiror becomes entitled to vote at least a majority of all shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions previously approved or exempted by a provision in the charter or bylaws of the corporation. We have elected to be generally subject to this statute.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the beneficial ownership of our common stock at November 18, 2002:

•	each stockholder that we know beneficially owns more than 5% of our common stock;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

The table also shows the number of shares being sold by each selling stockholder and the number and percentage of our outstanding shares each selling stockholder will own after this offering.

	Before Offering		Shares Offered	After Offering
Name of Beneficial Owner (1)(2)	Shares	Percent(3)		Shares	Percent(3)
Executive Officers and Directors:
Jack B. Dunn, IV (4)	410,353	1.71%	—	410,353	1.57%
Stewart J. Kahn (5)	236,292	*	—	236,292	*
Theodore I. Pincus (6)	55,500	*	—	55,500	*
Barry S. Kaufman (7)	1,000	*	—	1,000	*
Glenn R. Baker (8)	7,500	*	—	7,500	*
Denis J. Callaghan (9)	38,550	*	—	38,550	*
James A. Flick, Jr. (10)	69,347	*	—	69,347	*
Peter F. O’Malley (11)	15,000	*	—	15,000	*
Dennis J. Shaughnessy (12)	3,750	*	—	3,750	*
George P. Stamas (13)	6,909	*	—	6,909	*
All executive officers and directors as a group (10 persons)	844,201	3.47	—	844,201	3.20
Selling Stockholders:
Edward Bartko (14)	26,615	*	15,969	10,646	*
Kevin Regan (15)	17,196	*	3,500	13,696	*
Other Stockholders:
T. Rowe Price Associates, Inc. (16)	1,569,150	6.62	—	1,569,150	6.08
Wasatch Advisors, Inc. (17)	1,692,439	7.14	—	1,692,439	6.56

*	Less than 1%.
(1)	Unless otherwise specified, the address of these persons is c/o FTI Consulting, Inc., 900 Bestgate Road, Suite 100, Annapolis, Maryland 21401.
(2)
We use the SEC’s definition of beneficial ownership. This means that the persons named in this table have sole or shared voting and/or investment power over the shares shown. Beneficial ownership also includes shares underlying options currently exercisable or exercisable within 60 days.

(3)
Percentages based on 23,713,055 shares outstanding as of September 30, 2002 before the offering and 25,813,055 shares outstanding after the offering. In the case of shares issuable upon the exercise of options, this percentage assumes the issuance of shares by the holder, but not the exercise of options held by any other holder.

(4)
Includes 82,316 shares of common stock and 315,737 shares of common stock issuable upon the exercise of options. Includes 12,000 shares of common stock over which Mr. Dunn and his wife share voting and investment power and includes 300 shares over which Mr. Dunn and his son share voting and investment power. Further, Mr. Dunn has additional options exercisable for 255,000 shares of common stock that have not vested. Mr. Dunn has granted the underwriters the right to purchase up to 150,000 shares of common stock to cover any over-allotments.

(5)
Includes 81,292 shares of our common stock and 155,000 shares of our common stock issuable upon exercise of stock options. Further, Mr. Kahn has additional options exercisable for 197,500 shares of common stock that have not vested. Mr. Kahn has granted the underwriters the right to purchase up to 137,920 shares of common stock to cover any over-allotments.

(6)
Includes 3,000 shares of our common stock and 52,500 shares of our common stock issuable upon exercise of stock options. Further, Mr. Pincus has additional options exercisable for 122,500 shares of common stock that have not vested. Mr. Pincus has granted the underwriters the right to purchase up to 30,000 shares of common stock to cover any over-allotments.

(7)	Represents 1,000 shares of our common stock held in a trust for which Mr. Kaufman is a contingent trustee and beneficiary. Mr. Kaufman’s wife is the trustee of the trust.
(8)	Represents 7,500 shares of our common stock issuable upon exercise of stock options.
(9)	Includes 8,550 shares of our common stock and 30,000 shares of our common stock issuable upon exercise of stock options.
(10)	Includes 19,097 shares of our common stock and 48,750 shares of our common stock issuable upon exercise of stock options. Includes 1,500 shares of our common stock owned by Mr. Flick’s wife.
(11)	Represents 15,000 shares of our common stock.
(12)	Represents 3,750 shares of our common stock.
(13)	Includes 1,909 shares of our common stock over which Mr. Stamas and his wife share voting and investment power and 5,000 shares of our common stock issuable upon exercise of stock options.
(14)	Represents 26,615 shares of our common stock. Mr. Bartko is one of our senior managing directors.
(15)	Represents 17,196 shares of our common stock. Mr. Regan is one of our senior managing directors.
(16)	T. Rowe Price Associates, Inc.’s address is 100 East Pratt Street, Baltimore, Maryland 21202. Information is based on a Schedule 13G filed with the SEC on February 12, 2002.
(17)	Wasatch Advisors, Inc.’s address is Social Hall Avenue, Salt Lake City, Utah 84111. Information is based on a Schedule 13G filed with the SEC on February 14, 2002.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the ownership of common stock by a non-U.S. holder (as defined below) as of the date hereof. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local tax consequences that may be relevant to such non-U.S. holders in light of their personal circumstances. Special rules may apply to certain non-U.S. holders, such as certain U.S. expatriates, “controlled foreign corporations”, “passive foreign investment companies”, “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, a “U.S. holder” of common stock means a holder that is:

•	a citizen or resident of the U.S.;

•	a corporation or other business entity taxable as a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (x) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a holder that is not a U.S. holder.

If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor.

Dividends

Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. You must comply with certain certification and disclosure requirements in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate (and/or avoid back-up withholding as discussed below) for dividends, you will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or successor form) and certify under penalty of perjury that, among other things, you are not a U.S. person or (b) if your common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (i) the gain is effectively connected with your trade or business in the U.S., and, where a tax treaty applies, is attributable to your U.S. permanent establishment, (ii) if you are an individual who holds the common stock as a capital asset, you are present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

An individual non-U.S. holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.). If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You will be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of common stock within the U.S. or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Under the terms of an underwriting agreement, that will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Banc of America Securities LLC, Adams, Harkness & Hill, Inc., Janney Montgomery Scott LLC and SunTrust Capital Markets, Inc. are acting as representatives, has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the shares to which they initially committed to purchase (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Underwriters	Number of Shares
Lehman Brothers Inc.
Banc of America Securities LLC
Adams, Harkness & Hill, Inc.
Janney Montgomery Scott LLC
SunTrust Capital Markets, Inc.

Total	2,119,469

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend upon our satisfaction of the conditions contained in the underwriting agreement, which include:

•	the representations and warranties made by us to the underwriters in the underwriting agreement being true;

•	that no material change occurs in the financial markets; and

•	our delivery of customary closing documents to the underwriters.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us per share. The underwriting discounts and commissions equal        % of the initial public offering price.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees, legal and accounting fees and other fees and expenses, excluding underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to pay the expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions applicable to the shares they are selling.

Over-Allotment Option

Our chief executive officer, chief operating officer and chief financial officer have granted to the underwriters an option to purchase up to an aggregate of 317,920 shares of our common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-up Agreements

We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any shares of our common stock or any securities that may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers, except Glenn R. Baker, and all of our directors and each selling stockholder have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus. Mr. Baker beneficially owns options exercisable for 7,500 shares of our common stock.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate short covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters create a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Notice to Canadian Residents

Resale Restrictions

The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

By purchasing securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that;

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions”.

Rights of Actions—Ontario Purchasers

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “FCN.”

NASD Conduct Rule

This offering is being conducted pursuant to NASD Conduct Rule 2710(c)(8) because more than ten percent of the proceeds of this offering are being directed to affiliates of underwriters of this offering. No qualified independent underwriter is required for this offering because there is a bona fide independent market for our common stock.

Our Relationships with Underwriters

Some of the underwriters or their affiliates have provided investment banking and financial advisory services for us from time to time, for which they have received customary fees and reimbursements of expenses, and they may in the future provide additional services. In particular, Lehman Brothers Inc., one of the representatives, acted as our financial advisor and rendered a fairness opinion, for which it received fees of $500,000, in connection with our acquisition of BRS from PwC. Banc of America Securities LLC, one of the representatives, acted as the sole lead arranger and sole book manager under both our old and new credit facilities. Bank of America, N.A., an affiliate of Banc of America Securities LLC, acted as the administrative agent and as a lender under our old credit facility, and as the administrative agent, swing line lender and letter of credit issuer under our new credit facility, for which it has received fees from us totaling approximately $3.3 million. SunTrust Bank, an affiliate of SunTrust Capital Markets, Inc., one of the underwriters of the offering, acted as documentation agent and as a lender under our old credit agreement and as a lender under our new credit agreement, for which it has received fees from us totaling approximately $647,000. Bank of America, N.A. and SunTrust Bank, as lenders, will receive 49% and 15%, respectively, of any repayment of indebtedness outstanding under our new credit facility from the net proceeds we receive from this offering.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Piper Rudnick LLP, Baltimore, Maryland. Piper Rudnick LLP provides legal services to us on an ongoing basis. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, as set forth in their reports. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

The financial statements of BRS at June 30, 2000, 2001 and 2002, and for each of the three years in the period ended June 30, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and is included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC under the Securities Act a registration statement on Form S-3 with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 001-14875. You may read and copy the registration statement and any other document we file at the following SEC public reference room: Judiciary Plaza, 450 Fifth Street, N.W., Rm. 1024, Washington, D.C. 20549.

You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering contemplated by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2001, including the information incorporated by reference therein (as amended by a Form 10-K/A filed on November 20, 2002);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

•	Current Reports on Form 8-K filed on July 26, 2002 and September 13, 2002 (as amended by a Form 8-K/A filed on October 9, 2002); and

•
The description of our common stock which is contained in filings we have made under the Securities Exchange Act of 1934, including all amendments or reports we have filed for the purpose of updating this description.

We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information. You may obtain copies of our filings, at no cost, by writing to us at: FTI Consulting, Inc., 900 Bestgate Road, Suite 100, Annapolis, Maryland 21401, Attention: Investor Relations.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of FTI Consulting, Inc.:
Report of Independent Auditors	F-2
Consolidated Balance Sheets at December 31, 2000 and 2001 and September 30, 2002 (unaudited)	F-3
Consolidated Statements of Income for each of the three years in the period ended December 31, 2001 and for the nine months ended September 30, 2001 and 2002 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for each of the three years in the period ended December 31, 2001 and for the nine months ended September 30, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2001 and for the nine months ended September 30, 2001 and 2002 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Financial Statements of PricewaterhouseCoopers Business Recovery Services Excluding its Broker/Dealer Activities:
Independent Auditors’ Report	F-24
Statements of Assets and Liabilities at June 30, 2000, 2001 and 2002	F-25
Income Statements Before Partner Distributions and Benefits for each of the three years in the period ended June 30, 2002	F-26
Statements of Cash Flows for each of the three years in the period ended June 30, 2002	F-27
Statements of Changes in PwC U.S. Investment for each of the three years in the period ended June 30, 2002	F-28
Notes to Financial Statements	F-29

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited the accompanying consolidated balance sheets of FTI Consulting, Inc. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FTI Consulting, Inc. and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/S/    ERNST & YOUNG LLP

Baltimore, Maryland
November 12, 2002

FTI CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2002
	2000	2001
			(unaudited)
	(dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$3,235	$12,856	$3,618
Accounts receivable, less allowance of $928 in 2000, $1,088 in 2001 and $6,580 in 2002	12,146	12,094	28,662
Unbilled receivables, less allowance of $680 in 2000, $682 in 2001 and $3,731 in 2002	12,226	13,675	41,091
Income taxes recoverable	1,317	1,790	—
Deferred income taxes	648	941	941
Prepaid expenses and other current assets	1,627	2,069	2,728
Current assets of discontinued operations	11,753	12,241	12,625

Total current assets	42,952	55,666	89,665

Property and equipment:
Furniture, equipment and software	17,520	15,594	20,496
Leasehold improvements	4,389	3,863	4,157

	21,909	19,457	24,653
Accumulated depreciation and amortization	(10,177)	(8,838)	(11,335)

	11,732	10,619	13,318

Deferred income taxes	—	150	150
Goodwill	77,253	75,733	318,228
Other intangible assets, net of accumulated amortization of $252 in 2002	—	—	4,738
Other assets	1,168	873	4,940
Long-term assets of discontinued operations	16,141	16,057	15,976

Total assets	$149,246	$159,098	$447,015

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$4,325	$4,788	$5,502
Accrued compensation expense	10,339	12,536	18,825
Income taxes payable	—	—	1,499
Deferred income taxes	500	130	130
Current portion of long-term debt	4,333	4,333	16,083
Billings in excess of services provided	3,115	4,745	32,143
Other current liabilities	177	368	434

Total current liabilities	22,789	26,900	74,616

Long-term debt, less current portion	56,167	23,833	122,833
Other long-term liabilities	600	1,481	1,613
Deferred income taxes	1,066	1,748	1,748

Commitments and contingent liabilities	—	—	—

Stockholders’ equity:
Preferred stock, $.01 par value; 5,000,000 shares authorized, none outstanding	—	—	—
Common stock, $.01 par value; 45,000,000 shares authorized; 15,851,168, 19,590,938 and 23,713,055 shares issued and outstanding in 2000, 2001 and 2002, respectively	159	196	237
Additional paid-in capital	53,898	75,416	193,997
Unearned compensation	—	(568)	(411)
Retained earnings	14,567	31,036	53,220
Accumulated other comprehensive income (loss)	—	(944)	(838)

Total stockholders’ equity	68,624	105,136	246,205

Total liabilities and stockholders’ equity	$149,246	$159,098	$447,015

See accompanying notes.

FTI CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,			Nine months ended September 30,
	1999	2000	2001	2001	2002
Revenues	$48,914	$95,532	$122,317	$91,826	$133,556
Direct cost of revenues	25,600	48,979	59,074	46,704	65,512
Selling, general and administrative expenses	16,532	23,920	33,085	23,608	32,796
Amortization of goodwill and other intangible assets	1,554	3,942	4,235	3,156	252

Total costs and expenses	43,686	76,841	96,394	73,468	98,560

Income from operations	5,228	18,691	25,923	18,358	34,996

Other income (expenses):
Interest income	136	253	162	148	148
Interest expense	(4,150)	(11,024)	(4,518)	(3,681)	(2,730)

	(4,014)	(10,771)	(4,356)	(3,533)	(2,582)

Income from continuing operations before income taxes and extraordinary item	1,214	7,920	21,567	14,825	32,414
Income taxes	402	3,262	8,621	6,148	13,021

Income from continuing operations before extraordinary item	812	4,658	12,946	8,677	19,393
Discontinued operations:
Income from operations of discontinued operations	4,088	5,951	6,347	5,023	4,764
Income taxes	1,909	2,655	2,824	2,067	1,973

Income from discontinued operations	2,179	3,296	3,523	2,956	2,791

Income before extraordinary item	2,991	7,954	16,469	11,633	22,184
Extraordinary loss on early extinguishment of debt, net of income taxes of $3,078 in 2000	—	5,393	—	—	—

Net income	$2,991	$2,561	$16,469	$11,633	$22,184

Income from continuing operations before extraordinary item per common share, basic	$0.11	$0.44	$0.72	$0.50	$0.94

Income from continuing operations before extraordinary item per common share, diluted	$0.11	$0.39	$0.66	$0.45	$0.88

Earnings per common share, basic	$0.41	$0.24	$0.92	$0.67	$1.08

Earnings per common share, diluted	$0.39	$0.21	$0.84	$0.60	$1.01

See accompanying notes.

FTI CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(dollars in thousands)
Balance at January 1, 1999	$73	$16,506	$—	$9,015	$—	$25,594
Issuance of 828,808 warrants to purchase common stock	—	1,291	—	—	—	1,291
Issuance of 198,015 shares of common stock under Employee Stock Purchase Plan	2	374	—	—	—	376
Net income for 1999	—		—	2,991	—	2,991

Balance at December 31, 1999	75	18,171	—	12,006	—	30,252
Issuance of warrants to purchase 1,005,606 shares of common stock in connection with debt refinancing	—	3,714	—	—	—	3,714
Issuance of 1,222,500 shares of common stock for the acquisition of Policano & Manzo, L.L.C.	12	5,489	—	—	—	5,501
Issuance of 906,756 shares of common stock in exchange for debt to sellers of acquired businesses	9	2,674	—	—	—	2,683
Retirement of 492,001 warrants to purchase common stock in connection with debt refinancing	—	(1,272)	—	—	—	(1,272)
Issuance of 171,856 shares of common stock under Employee Stock Purchase Plan	2	485	—	—	—	487
Exercise of options and warrants to purchase 111,700 shares of common stock, including income tax benefit of $34	1	472	—	—	—	473
Issuance of 6,037,500 shares of common stock for cash, net of offering costs of $2,138	60	24,006	—	—	—	24,066
Issuance of 30,000 shares of restricted stock	—	159	—	—	—	159
Net income for 2000	—	—	—	2,561	—	2,561

Balance at December 31, 2000	159	53,898	—	14,567	—	68,624
Issuance of 174,906 shares of common stock under Employee Stock Purchase Plan	2	1,014	—	—	—	1,016
Exercise of options to purchase 2,498,672 shares of common stock, including income tax benefit of $8,116	25	19,919	—	—	—	19,944
Exercise of warrants to purchase 1,347,082 shares of common stock	13	3,445	—	—	—	3,458
Retirement of 311,515 shares of common stock in connection with warrant exercise	(3)	(3,455)	—	—	—	(3,458)
Issuance of 32,100 shares of restricted stock	—	595	(595)	—	—	—
Amortization of unearned compensation expense	—	—	27	—	—	27
Comprehensive Income:
Cumulative effect on prior years of changing to a different method of accounting for interest rate swaps	—	—	—	—	(348)	(348)
Other comprehensive loss—change in fair value of interest rate swaps	—	—	—	—	(596)	(596)
Net income for 2001	—	—	—	16,469		16,469

Total comprehensive income	—	—	—	—	—	15,526

See accompanying notes.

FTI CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)
	Common Stock	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Comprehensive Other Income (Loss)	Total
	(dollars in thousands)
Balance at December 31, 2001	$196	$75,416	$(568)	$31,036	$(944)	$105,136
Payment of fractional shares	—	(16)	—	—	—	(16)
Issuance of 111,661 shares of common stock under Employee Stock Purchase Plan	1	1,770	—	—	—	1,771
Issuance of 46,216 shares of common stock as part of purchase price of TFC	—	1,010	—	—	—	1,010
Issuance of 3,000,000 shares of common stock as part of purchase price of BRS	30	101,850	—	—	—	101,880
Exercise of stock options to purchase 956,296 shares of common stock, including tax benefit of $9,090	10	13,967	—	—	—	13,977
Amortization of unearned compensation expense	—	—	157	—	—	157
Comprehensive Income:
Other comprehensive income—change in fair value of interest rate swaps, net of income taxes of $86	—	—	—	—	106	106
Net income for the nine months ended September 30, 2002	—	—	—	22,184	—	22,184

Total comprehensive income	—	—	—	—	—	22,290

Balance at September 30, 2002 (unaudited)	$237	$193,997	$(411)	$53,220	$(838)	$246,205

See accompanying notes.

FTI CONSULTING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Nine months ended September 30,
	1999	2000	2001	2001	2002
				(Unaudited)
	(dollars in thousands)
Operating Activities
Net income	$2,991	$2,561	$16,469	$11,633	$22,184
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary loss on early extinguishment of debt, before income taxes	—	8,471	—	—	—
Depreciation and other amortization	2,621	2,769	3,867	2,767	3,627
Amortization of goodwill and other intangible assets	2,313	4,723	5,049	3,762	252
Provisions for doubtful accounts	(197)	(116)	205	468	891
Income tax benefit from stock option exercises	—	34	8,116	6,874	9,090
Non-cash stock compensation expense				—	157
Non-cash interest expense	—	—	—	185	272
Other	26	(111)	449	182	81
Changes in operating assets and liabilities:
Accounts receivable, billed and unbilled	(2,619)	(8,199)	(2,093)	(12,024)	(22,660)
Deferred income taxes	(313)	(254)	(134)	—	—
Income taxes recoverable/payable	730	(1,253)	(473)	(1,521)	3,289
Prepaid expenses and other current assets	(199)	(458)	(437)	(870)	(519)
Accounts payable and accrued expenses	316	700	463	1,377	715
Accrued compensation expenses	2,608	4,409	2,197	1,294	4,580
Billings in excess of services provided	15	2,567	1,630	5,158	6,501
Other current liabilities	109	(247)	120	130	(56)

Net cash provided by operating activities	8,401	15,596	35,428	19,415	28,404

Investing Activities
Purchase of property and equipment	(3,093)	(6,640)	(4,366)	(2,485)	(5,949)
Proceeds from landlord reimbursements and sales of property and equipment	592	47	1,231	910	3
Contingent payments to former owners of subsidiaries	(807)	(907)	(3,023)	(516)	(121)
Acquisition of businesses including acquisition costs	—	(49,404)	(211)	(2,244)	(144,629)
Change in other assets	(1,288)	246	67	202	(669)

Net cash used in investing activities	(4,596)	(56,658)	(6,302)	(4,133)	(151,365)

Financing activities
Issuance of common stock and exercise of warrants and options	376	25,151	12,843	11,068	6,641
Borrowings under long-term debt arrangements	33,000	151,500	—	—	119,000
Retirement of detachable stock warrants	—	(1,272)	—	—	—
Repayments of long-term debt arrangements	(35,500)	(130,825)	(32,334)	(26,750)	(8,250)
Payment of financing fees	—	(4,894)	(17)	(15)	(3,668)
Changes in other long-term liabilities	142	(409)	3	—	—

Net cash provided by (used in) financing activities	(1,982)	39,251	(19,505)	(15,697)	113,723

Net increase (decrease) in cash and cash equivalents	1,823	(1,811)	9,621	(415)	(9,238)
Cash and cash equivalents at beginning of period	3,223	5,046	3,235	3,235	12,856

Cash and cash equivalents at end of period	$5,046	$3,235	$12,856	$2,820	$3,618

See accompanying notes.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in tables expressed in thousands, except per share data)

1.    Description of Business and Significant Accounting Policies

Basis of Presentation of Financial Statements

Description of Business

FTI Consulting, Inc. and subsidiaries (the “Company” or “FTI”) is a U.S. provider of turnaround, restructuring, bankruptcy and related consulting services. The Company’s highly skilled professionals assist distressed companies in improving their financial position or their creditors or other stakeholders in maximizing recovery of their claims. The Company also provides other consulting services such as corporate recovery, forensic accounting, fraud investigation and asset tracing, regulatory, intellectual property and mergers and acquisitions advisory services. The Company’s trial support practice group advises clients in all phases of litigation, including pre-filing, discovery, jury selection, trial preparation, expert testimony and the actual trial. At September 30, 2002 the Company had 1,050 employees (including 284 employees in the applied sciences practice group) in over 33 locations throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Unaudited Interim Financial Information

The unaudited interim financial information as of September 30, 2002 and for the nine months ended September 30, 2001 and 2002 has been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation of such period. The operating results for any interim period are not necessarily indicative of results for any future periods.

Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of significant past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, collection experience, and a lack of concentrations of accounts receivable. Accounts receivable balances are not collateralized.

Estimates are also required in such areas as the Company’s self-insurance reserves for certain employee benefit plans and other ordinary accruals. Such estimates are based upon historical trends, current experience and knowledge of relevant factors.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of Business and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years, and leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the lease term.

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in purchase business combinations. Prior to January 1, 2002, goodwill was amortized over periods ranging from 20 to 25 years. Commencing January 1, 2002, goodwill is not amortized, but is tested annually for impairment at the reporting unit level. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is the amount determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded value of goodwill exceeds its implied value, an impairment charge is recorded for the excess. (See also Note 1, Impact of Adoption of Recent Accounting Pronouncements.)

Impairment of Long-Lived Assets Excluding Goodwill

Long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans, or changes in anticipated future cash flows. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. Assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Fair value is generally determined by estimates of discounted cash flows. The discount rate used in any estimate of discounted cash flows would be the rate required for a similar investment of like risk.

Assets to be disposed of are reported at the lower of carrying values or fair values, less estimated costs of disposal.

Revenue Recognition

The Company derives most of its revenues from professional service activities. The vast majority of these activities are provided under “time-and-materials” billing arrangements, and revenues, consisting of billed fees and pass-through expenses, are recorded as work is performed and expenses are incurred. Revenues recognized but not yet billed to clients, have been recorded as unbilled receivables in the accompanying consolidated balance sheets. Billings in excess of services provided represents amounts billed to clients, such as retainers, in advance of work being performed.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of Business and Significant Accounting Policies (continued)

Direct Cost of Revenues

Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of consultants assigned to revenue-generating activities and direct expenses billable to clients. Direct cost of revenues does not include an allocation of overhead costs.

Stock Options and Stock Granted to Employees

The Company records compensation expense for all stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). Under APB No. 25, compensation expense is recorded over the vesting period to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise or acquisition price of the stock or stock-based award. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“Statement 123”) encourages companies to recognize expense for stock-based awards based on their estimated value on the date of grant. Statement 123 requires the disclosure of pro forma income and earnings per share data in the notes to the financial statements if the fair value method is not adopted. The Company has supplementally disclosed in Note 7 the required pro forma information as if the fair value method had been adopted.

The Company also periodically issues restricted and unrestricted stock to employees in connection with new hires and performance evaluations. The fair market value on the date of issue of unrestricted stock is immediately charged to compensation expense, and the fair value on the date of issue of restricted stock is charged to compensation expense ratably over the restriction period.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Accounting Change and Interest Rate Swaps

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and that changes in a derivative’s fair value be recognized currently in earnings unless specified hedge criteria are met. Under Statement 133, if an interest rate swap is designated a cash flow hedge, the effective portions of the changes in the fair value of the swap are recorded in other comprehensive income. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

As part of managing the exposure to changes in the market interest rates on its variable rate debt, the Company has entered into various interest rate swap transactions with financial institutions acting as the counterparty. To ensure both appropriate use as a hedge and hedge accounting treatment, all swaps entered into are designated according to the hedge objective against a specific debt issue. The notional amounts, rates and maturities of the Company’s interest rate swaps are closely matched to the related terms of hedged debt obligations. None of the Company’s interest rate swaps would result in a significant loss to the Company if a counterparty failed to perform according to the terms of the agreement.

The Company recorded a cumulative effect adjustment to other comprehensive loss of $(348,000), net of tax, in 2001 in accordance with the transition provisions of Statement 133.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of Business and Significant Accounting Policies (continued)

Impact of Adoption of Recent Accounting Pronouncements—Goodwill and Other Intangible Assets

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”). Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the Statement. Other intangible assets with finite lives will continue to be amortized over their useful lives.

The goodwill amortization expense and net income of the Company for the three years ended December 31, 2001 and nine months ended September 30, 2002 and 2001 are as follows:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
Reported net income	$2,991	$2,561	$16,469	$11,633	$22,184
Goodwill amortization, net of income taxes	1,305	2,708	2,979	2,206	—

Adjusted net income	$4,296	$5,269	$19,448	$13,839	$22,184

Earnings per common share, basic:
Reported net income	$0.41	$0.24	$0.92	$0.67	$1.08
Goodwill amortization, net of income taxes	0.18	0.26	0.17	0.13	—

Adjusted net income	$0.59	$0.50	$1.09	$0.80	$1.08

Earnings per common share, diluted:
Reported net income	$0.39	$0.21	$0.84	$0.60	$1.01
Goodwill amortization, net of income taxes	0.17	0.23	0.15	0.12	—

Adjusted net income	$0.56	$0.44	$0.99	$0.72	$1.01

Goodwill amortization included in income from operations of discontinued operations is as follows:

	Year ended December 31			Nine months ended September 30
	1999	2000	2001	2001	2002
Goodwill amortization	$759	$781	$841	$606	$—

During the second quarter of 2002, the Company completed the transitional impairment tests of its recorded goodwill at January 1, 2002. No impairment of goodwill was identified as a result of these tests.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2002, are as follows:

	As Reported	Less Discontinued Operations	Continuing Operations
Balance as of January 1, 2002	$90,156	$(14,423)	$75,733
Goodwill acquired during the year:
Contingent payments to former owners of subsidiaries	120	—	120
Acquisition of TFC	3,803	—	3,803
Acquisition of BRS	238,572	—	238,572

Balance as of September 30, 2002	$332,651	$(14,423)	$318,228

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of Business and Significant Accounting Policies (continued)

Impact of Recent Accounting Pronouncements—Accounting for the Impairment or Disposal of Long-Lived Assets

As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement 144”). Statement 144 supersedes and serves to clarify and further define the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and provides a single accounting model for long-lived assets to be disposed of.

Statement 144 does not apply to goodwill and other intangible assets that are not amortized, and retains the Company’s current policy to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and to measure the impairment loss as the difference between the carrying amount and the fair value of the asset. In July 2002, the Company announced its decision to sell its applied sciences practice group, and in accordance with Statement 144, the Company has restated its December 31, 2000 and 2001 consolidated balance sheets to segregate the current and non-current assets held for sale of its discontinued operations. The consolidated statements of income for each of the three years in the period ended December 31, 2001 have also been restated to report the results of the Applied Sciences practice group as a separate component of net income. See Note 2 for additional information.

Impact of Recent Accounting Pronouncements—Reporting Extraordinary Items

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (“Statement 145”). Among other changes, Statement 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item, net of the related tax effect. Statement 145 provides that gains and losses from extinguishment of debt should be classified as extraordinary items only if they are unusual or infrequent or they otherwise meet the criteria for classification as an extraordinary item, and observes that debt extinguishment transactions would seldom, if ever, result in extraordinary item classification of the resulting gains and losses. The Company will adopt Statement 145 in January 2003, and upon adoption, will report as other expenses any extraordinary losses incurred upon the extinguishment of debt. In addition, when the Company presents for comparative purposes financial statements issued prior to December 31, 2002, it will reclassify to other expenses any extraordinary losses recorded upon the early extinguishment of debt in those periods. In 2000, the Company reported a $5.4 million loss from the early extinguishment of certain debt. The Company may incur an extraordinary loss from the early extinguishment of its debt from the proceeds of this offering, as well as from application of the proceeds from its pending sale of its applied sciences practice group if the sale occurs in 2002.

Impact of Recent Accounting Pronouncements—Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 supersedes EITF Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. Statement 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of Statement 146 is not expected to have a significant effect on the Company’s results of operations and financial position.

Stock Splits

The Company’s board of directors authorized a 3 for 2 stock split in the form of a stock dividend to be distributed to stockholders of record on January 2, 2002. All share and per share data included in the consolidated financial statements have been restated to reflect the stock split.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Pending Sale of Applied Sciences Practice Group

In July 2002, the Company committed to a plan to sell its applied sciences practice group, which the Company previously reported as a separate segment. The asset disposal group comprising the applied sciences practice group is available for immediate sale in its present condition, subject only to the terms that are usual and customary for sales of such asset disposal groups. An active program to locate a buyer, and other actions required to complete the plan to sell have been initiated.

The sale of the asset disposal group is considered probable and is expected to be completed prior to July 2003. Actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn.

The assets comprising the applied sciences asset disposal group are measured at the lower of their carrying amount or estimated fair value less cost to sell. Property and equipment held for sale with a carrying value of $1.6 million is no longer being depreciated. The Company currently expects to recover the $28.6 million carrying value of the assets of the disposal group. However, it is reasonably possible that depending on the sale price and the tax structure of the transaction, the amount realized after taxes may be less than the carrying value.

Assets of the applied sciences practice group held for sale are as follows:

	December 31,		September 30,
	2000	2001	2002
Accounts receivable, net	$8,234	$8,341	$7,972
Unbilled receivables, net	2,841	3,224	4,117
Deferred income taxes	381	384	384
Other current assets	297	292	152

	11,753	12,241	12,625

Property and equipment, net	1,423	1,634	1,553
Goodwill, net	14,718	14,423	14,423

Total assets of discontinued operations	$27,894	$28,298	$28,601

Because the operations and cash flows of the applied sciences practice group will be eliminated from the ongoing operations of the Company as a result of the disposal transaction, and because the Company will not have any significant continuing involvement in the held for sale operations after the disposal transaction, the results of the applied sciences practice group’s operations are reported for all periods presented as a separate component of income, net of income taxes. Accordingly, the statements of income for each of the three years in the period ended December 31, 2001 have been restated to report the operations of the applied sciences practice group as a discontinued operation.

Summarized operating results of the applied sciences practice group are as follows:

	Years Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
Revenue	$35,693	$39,232	$44,042	$32,358	$35,078
Income before income taxes	4,088	5,951	6,347	5,023	4,764
Net income	2,179	3,296	3,523	2,956	2,791

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Earnings Per Share

The following table summarizes the computations of basic and diluted earnings per share:

	Year ended December 31,			Nine months ended September 30,
	1999	2000	2001	2001	2002
Numerator used in basic and diluted earnings per common share
Income from continuing operations before extraordinary item	$812	$4,658	$12,946	$8,677	$19,393
Income from operations of discontinued operations, net of income taxes	2,179	3,296	3,523	2,956	2,791
Extraordinary loss on early extinguishment of debt, net of income taxes	—	(5,393)	—	—	—

Net income	$2,991	$2,561	$16,469	$11,633	$22,184

Denominator
Denominator for basic earnings per common share—weighted average shares outstanding	7,308	10,612	17,841	17,318	20,534
Effect of dilutive securities:
Warrants	173	789	319	426	—
Employee stock options	62	587	1,471	1,485	1,477

	235	1,376	1,790	1,911	1,477

Denominator for diluted earnings per common share— weighted average shares outstanding and conversions	7,543	11,988	19,631	19,229	22,011

Income from continuing operations before extraordinary item, basic	$0.11	$0.44	$0.72	$0.50	$0.94
Income from operations of discontinued operations, net of income taxes, basic	0.30	0.31	0.20	0.17	0.14
Extraordinary loss on early extinguishment of debt, net of income taxes, basic	—	(0.51)	—	—	—

Earnings per common share, basic	$0.41	$0.24	$0.92	$0.67	$1.08

Income from continuing operations before extraordinary item, diluted	$0.11	$0.39	$0.66	$0.45	$0.88
Income from operations of discontinued operations net of income taxes, diluted	0.28	0.27	0.18	0.15	0.13
Extraordinary loss on early extinguishment of debt, net of income taxes, diluted	—	(0.45)	—	—	—

Earnings per common share, diluted	$0.39	$0.21	$0.84	$0.60	$1.01

4.    Supplemental Disclosure of Cash Flow Information

In 2002, the Company acquired certain assets and liabilities of the domestic Business Recovery Services division of PricewaterhouseCoopers LLP for total consideration of $243.2 million. In connection with this acquisition, assets with a fair market value of $270.6 million and liabilities of approximately $27.4 million were assumed. See Note 5.

In 2000, the Company purchased the membership interests of Policano & Manzo, L.L.C. for total consideration of $54.9 million. In connection with this acquisition, assets with a fair market value of $58.1 million were acquired and liabilities of approximately $3.2 million were assumed. The Company did not make any acquisitions during 2001 or 1999.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Supplemental Disclosure of Cash Flow Information (continued)

The Company paid interest of $4.1 million, $10.8 million and $4.6 million, and income taxes of $2.0 million, $4.3 million and $6.0 million during fiscal years 1999, 2000 and 2001, respectively. The Company paid interest of $3.3 million and $2.3 million and income taxes of $2.9 million and $2.5 million for the nine months ended September 30, 2001 and 2002, respectively.

5.    Acquisitions

Domestic Business Recovery Services Division of PwC

On August 30, 2002, the Company acquired the domestic Business Recovery Services division of PricewaterhouseCoopers LLP (“BRS”) for $141.3 million in cash (including $1.3 million in acquisition related expenses) and 3,000,000 shares of common stock valued at $101.9 million. The fair market value of the common stock was based on the average market price of the shares over the period from two days before to two days after the date the Company entered into the definitive purchase agreement. The Company will be obligated to certain sellers that received 470,464 restricted common shares in the acquisition for additional consideration if the quoted market price of its common stock declines below $28.33 per share at the date the restrictions lapse. The amount of the additional consideration payable is the difference between $28.33 per share and the quoted market price on the date the restrictions lapse.

BRS was a leading provider of bankruptcy, turnaround and business restructuring services to corporations in the United States and had more than 350 people located in 15 offices across the U.S., with significant practices in New York, Dallas, Los Angeles, Chicago and Atlanta. The acquisition of BRS enhances the Company’s ability to provide consulting services in the largest and most complex turnarounds, restructurings and bankruptcies. The BRS acquisition diversifies the Company’s client base, while adding a pool of more than 350 professionals. The Company recorded significant goodwill in the acquisition as a result of the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately.

The Company believes the goodwill recorded as a result of the BRS acquisition will be fully deductible for income tax purposes. The results of operations of BRS are included in the accompanying consolidated financial statements commencing August 31, 2002.

The following combined unaudited pro forma consolidated results of operations of the Company give effect to the acquisition of BRS as if it occurred as of the beginning of the period being reported on. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the period, or of future operations of the Company.

	Year Ended December 31, 2001	Nine Months Ended September 30, 2002
Revenue	$289,561	$242,604
Income from continuing operations before income taxes	53,857	49,854
Earnings per common share from continuing operations, diluted	$1.43	$1.21

The acquisition was accounted for using the purchase method of accounting. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company allocated the cost of the acquisition of BRS to identifiable assets and liabilities based upon their relative fair values.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Acquisitions (continued)

Domestic Business Recovery Services Division of PwC (continued)

At August 30, 2002
Current assets:
Accounts receivable, net of allowances		$9,654
Unbilled receivables, net of allowances		17,238

		26,892

Estimated intangible assets subject to amortization (estimated two year weighted-average useful life)
Contracts, backlog	4,200
Intellectual property	360
Non-compete agreement	540

		5,100
Goodwill		238,572

Total assets acquired		270,564

Current liabilities:
Accrued compensation		1,709
Billings in excess of services provided		25,641

Total liabilities assumed		27,350

Net assets acquired		$243,214

Technology & Financial Consulting, Inc.

On January 2, 2002, the Company completed the acquisition of all of the outstanding common stock of Technology & Financial Consulting, Inc. (“TFC”). TFC, based in Houston, Texas, provides intellectual property consulting services. As a result of the acquisition, the Company added a new practice area to its service offerings. The total purchase price was $4.1 million, including cash payments of $3.1 million and common stock valued at $1.0 million. The value of the 46,216 common shares issued was determined based on the average market price of the shares over the period from two days before to two days after the date the Company entered into the definitive purchase agreement on December 31, 2001. The acquisition was accounted for using the purchase method of accounting. In connection with the acquisition, assets with a fair market value of $4.3 million including approximately $3.8 million of goodwill were acquired and liabilities of $33,000 were assumed. The results of operations of TFC are included in the accompanying consolidated financial statements commencing January 2, 2002.

Policano & Manzo, L.L.C.

Effective January 31, 2000, the Company acquired the membership interests of Policano & Manzo, L.L.C. (“P&M”). P&M, based in Saddle Brook, New Jersey, is a leader in providing bankruptcy and turnaround consulting services to large corporations, money center banks and secured lenders throughout the U.S. The purchase price totaled approximately $54.9 million, consisting of $48.3 million in cash, 1,222,000 shares of common stock valued at $5.5 million and acquisition related expenses of $1.1 million. The acquisition was accounted for using the purchase method of accounting and approximately $52.2 million of goodwill was recorded. The results of operations of P&M are included in the accompanying consolidated statements of income commencing January 31, 2000.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Acquisitions (continued)

Contingent Payments to Previous Owners

In 2001, the Company paid contingent consideration aggregating approximately $3.0 million to the former shareholders of Klick, Kent & Allen, Inc., a company acquired in 1998, and the former shareholder of L.W.G., Inc., a company acquired in 1997. The contingent payments were attributed to the achievement of specified pre-tax earnings. Additionally, the Company paid the working capital adjustment balance of $211,000 to the former equity holders of P&M, which was acquired in 2000. There are no remaining contingent payments for any of the previous acquisitions of the Company.

6.    Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2000	2001
Amounts due under an $80.0 million long-term credit facility, consisting of an amortizing term loan of $32.5 million and a $47.5 million revolving credit line, (of which zero was drawn at December 31, 2001), bearing interest at LIBOR plus variable percentages (4.02% at December 31, 2001). This facility is secured by substantially all the assets of the Company, and the unpaid principal matures in varying amounts through December 31, 2005.	$60,500	$28,166
Less current portion	(4,333)	(4,333)

Total long-term debt	$56,167	$23,833

On August 30, 2002, the Company terminated its previous credit facility and entered into a new credit facility in connection with the acquisition of BRS. The new credit facility consists of the pre-existing term loan of $26.0 million, a new term loan of $74.0 million and a new revolving credit facility for $100.0 million. On September 30, 2002, $1.1 million of the $26.0 million term loan was repaid. The debt under the new credit facility bears interest at an annual rate equal to LIBOR plus an applicable margin or an alternative base rate defined as the higher of (1) the lender’s announced prime rate or (2) the federal funds rate plus the sum of 50 basis points and an applicable margin. If not prepaid, the $24.9 million term loan will mature on December 1, 2005, and the $74.0 million term loan will mature on August 30, 2006. Under the credit facility, the lenders have a security interest in substantially all of the Company’s assets.

At September 30, 2002, outstanding debt under the new credit facility was $138.9 million including the balance of the revolving line of credit of $40.0 million, bearing interest at 4.95%. Under the terms of the new credit facility the Company must apply at least half of the net proceeds obtained from any public offering of its equity securities to the repayment of the debt. Also, under the new credit facility, the Company is required to apply all of the proceeds from the sale of its applied sciences practice group to reduce the outstanding debt.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Long-Term Debt (continued)

Aggregate maturities of debt at September 30, 2002 are as follows:

2002	$1,083
2003	20,000
2004	26,417
2005	30,000
2006	61,416

138,916
Less current portion	(16,083)

Total	$122,833

The Company has entered into interest rate swap transactions on a portion of outstanding amortizing term loans. At September 30, 2002, the notional amount of the interest rate swap transaction was $24.9 million. The swap transactions resulted in exchanging floating LIBOR rates for a fixed rate of 6.64%, and expire in 2004. The changes in the fair value of the swaps are recognized in the consolidated financial statements as changes in accumulated other comprehensive income (loss). During 2001 and 2002, the Company did not recognize a net gain (loss) related to the interest rate swap transactions as there was no ineffective portion of the cash flow hedge nor was there any portion of the hedged instrument excluded from the assessment of hedge effectiveness. During the next twelve months, the Company does not expect to reclassify the effective portion of the cash flow hedge captured in other comprehensive income (loss) as it does not expect a change in the probability assessment regarding the forecasted cash flows generated from the interest rate swap transaction and the related debt obligations.

The Company is required to comply with certain financial and non financial covenants contained in the revolving credit and term loan agreements. The Company is in compliance with all covenants as stipulated in the agreements. The terms of the credit facility prohibit the payment of dividends without the consent of the lender.

The fair value of long-term debt approximates its carrying value at September 30, 2002.

7.    Stock Option Plans

Prior to 1997, the Company granted options to key employees under the 1992 Stock Option Plan. This plan was terminated in 1997 upon the adoption of the 1997 Stock Option Plan. The 1997 Plan, provides for the granting to employees and non-employee directors of qualified and non-qualified options to purchase an aggregate of up to 6,225,000 shares of common stock. Options to purchase common stock may be granted at prices not less than 50% of the fair market value of the common stock at the date of grant, for a term of no more than ten years. Vesting provisions for individual awards are at the discretion of the Board of Directors.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Stock Option Plans (continued)

The following table summarizes the option activity under the plans for the three-year period ended December 31, 2001:

	1999	1999 Weighted Avg. Exercise Price	2000	2000 Weighted Avg. Exercise Price	2001	2001 Weighted Avg. Exercise Price
Options outstanding at January 1	2,731,244	$5.24	3,027,044	$4.74	4,896,193	$4.74
Options granted	596,250	2.83	2,013,300	4.65	853,331	17.11
Options exercised	—	—	(96,701)	3.71	(2,498,672)	4.69
Options forfeited	(300,450)	5.50	(47,450)	4.69	(79,000)	3.65

Options outstanding at December 31	3,027,044	$4.74	4,896,193	$4.74	3,171,852	$8.09

Options exercisable at December 31	1,796,387	$5.25	2,655,200	$4.99	1,024,352	$5.25

All options granted have an exercise price equal to or greater than the fair value of the Company’s common stock on the date of grant. Exercise prices for options outstanding as of December 31, 2001, ranged from $1.92 to $21.20 as follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Weighted Average Remaining Contractual Life of Outstanding Options	Exercisable Options	Weighted Average Exercise Price of Exercisable Options
$1.92–$4.42	1,738,488	$4.15	7.89 years	613,488	$4.15
$4.46–$9.00	617,693	$6.40	7.52 years	352,693	$6.11
$10.72–$21.20	815,671	$17.76	9.49 years	58,171	$11.72

	3,171,852			1,024,352

Pro Forma Disclosures Required by Statement 123

For the years ended December 31, 1999, 2000 and 2001, pro forma net income and earnings per share information required by Statement 123 has been determined as if the Company had accounted for its stock options using the fair value method rather than the intrinsic value method followed by the Company. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,
	1999	2000	2001
Risk free interest rate	5.5%	5.5%	4.5%
Expected dividend yield	0%	0%	0%
Expected option life	4 years	4 years	3.38 years
Expected stock price volatility	0.788–0.808	0.779–0.790	0.758–0.782

Weighted average fair value of granted Options	$1.77	$2.09	$9.40

The Black-Scholes option pricing model and other models were developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Stock Option Plans (continued)

Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The following table summarizes pro forma income (loss) and earnings (loss) per share:

	Year ended December 31,
	1999	2000	2001

Net income, as reported	$2,991	$2,561	$16,469
Pro forma net income (loss)	$1,820	$(197)	$14,100

Earnings per common share, basic, as reported	$0.41	$0.24	$0.92
Pro forma earnings (loss) per common share, basic	$0.25	$(0.02)	$0.79

Earnings per common share, diluted, as reported	$0.39	$0.21	$0.84
Pro forma earnings (loss) per common share, diluted	$0.24	$(0.02)	$0.72

8.    Income Taxes

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2000	2001
Deferred tax assets:
Allowance for doubtful accounts	$292	$784
Accrued vacation and bonus	369	275
Other	—	32

Total deferred tax assets	661	1,091
Deferred tax liabilities:
Use of cash basis for income tax purposes by subsidiary	350	—
Goodwill	610	1,407
Capitalized software	447	341
Other	172	130

Total deferred tax liabilities	1,579	1,878

Net deferred tax liability	$(918)	$(787)

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Income Taxes (continued)

Income tax expense (benefit), from continuing operations before extraordinary item consisted of the following:

	Year ended December 31,
	1999	2000	2001
Current:
Federal	$287	$2,469	$6,749
State	428	1,047	2,007

	715	3,516	8,756
Deferred (benefit):
Federal	(190)	(145)	(49)
State	(123)	(109)	(86)

	(313)	(254)	(135)

	$402	$3,262	$8,621

The Company’s provision for income taxes from continuing operations before extraordinary item resulted in effective tax rates that varied from the statutory federal income tax rate as follows:

	Year ended December 31,
	1999	2000	2001
Expected federal income tax provision at 34%	$413	$2,693	$7,333
Expenses not deductible for tax purposes	40	283	74
State income taxes, net of federal benefit	29	374	1,093
Other	(80)	(88)	121

	$402	$3,262	$8,621

The income tax provisions for interim periods in 2001 and 2002 are based on the estimated tax rates applicable for the full years. The effective income tax rate in 2002 is expected to approximate 40.5%. This rate is higher than the statutory federal income tax rate of 35% due principally to state and local taxes.

9.    Operating Leases

The Company leases office space under non-cancelable operating leases that expire in various years through 2010. The leases for certain office space contain provisions whereby the future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. The Company also leases certain furniture and equipment in its operations under operating leases having initial terms of less than one year.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consist of the following at December 31, 2001:

2002	$ 5,470
2003	5,333
2004	4,982
2005	4,650
2006	3,479
Thereafter	11,928

Total minimum lease payments	$35,842

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Operating Leases (continued)

Rental expense consists of the following:

	Year ended December 31,
	1999	2000	2001
Furniture and equipment	$359	$323	$375
Office and storage	2,443	2,206	3,586

	$2,802	$2,529	$3,961

10.    Employee Benefit Plans

The Company maintains a qualified defined contribution 401(k) plan, which covers substantially all employees. Under the plan, participants are entitled to make both pre-tax and after-tax contributions. The Company matches a certain percentage of participant contributions pursuant to the terms of the plan, which are limited to a percent of the participant’s eligible compensation. The percentage match is at the discretion of the Board of Directors. The Company made contributions of $344,000, $685,000 and $1.1 million during 1999, 2000 and 2001, respectively, related to these plans.

The Company also maintains an Employee Stock Purchase Plan, which covers substantially all employees. Under the Plan, participants are eligible to purchase shares of the Company’s common stock at a price that is equal to 85% of the lesser of the fair market value of the stock on the first or the last trading day of the offering period. Offering periods commence the first day of each January and July in any particular year. There are 750,000 shares of the Company’s common stock issuable under the Plan, of which 608,350 shares have been issued or subscribed for as of December 31, 2001.

11.    Extraordinary Loss

In connection with the acquisition of P&M, the Company refinanced its debt during the first quarter of 2000 and retired all long-term debt outstanding at February 4, 2000. In connection with this early extinguishment of debt, the Company wrote off unamortized debt discount and financing fees, incurring an extraordinary loss of $869,000 (net of a $660,000 income tax benefit).

During the fourth quarter of 2000, the Company successfully completed a secondary offering of 6,037,500 million shares of common stock. The $24.0 million proceeds, net of offering costs, together with internal cash resources, were used to repay the $30.0 million of subordinated notes issued in connection with the acquisition of P&M. Concurrent with the repayment of the subordinated notes, the Company refinanced its long-term debt to obtain more attractive terms and to reduce interest expense. In connection with the fourth quarter early extinguishment of debt, the Company wrote-off unamortized debt discount and financing fees and pre-payment penalties, resulting in an extraordinary loss of $4.5 million (net of a $2.4 million income tax benefit).

12.    Segment Reporting

The Company is a multi-disciplined consulting firm with leading practices in the areas of financial restructuring, litigation consulting and engineering and scientific investigation. Prior to September 1, 2002, the Company was organized into three operating segments: Financial Consulting, Litigation Consulting and Applied Sciences. As a result of the acquisition of the domestic Business Recovery Services division of PricewaterhouseCoopers LLP (“BRS”) in August 2002 and the decision to sell the Applied Sciences practice group, the Company is now managing its operations as one segment.

Substantially all revenue and assets are attributed to or located in the United States. The Company does not have a single customer that represents ten percent or more of consolidated revenues for any period presented.

FTI CONSULTING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Quarterly Financial Data (unaudited)

	Quarter Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Revenues	$21,029	$24,902	$23,609	$25,992
Operating expenses	16,941	19,591	19,449	20,860

Operating income	4,088	5,311	4,160	5,132
Interest, net	(2,352)	(3,142)	(3,143)	(2,134)

Income from continuing operations before income taxes and extraordinary item	1,736	2,169	1,017	2,998
Income taxes	753	946	438	1,125

Income from continuing operations before extraordinary item	$983	$1,223	$579	$1,873

Income from continuing operations before extraordinary item per common share, basic	$0.11	$0.13	$0.06	$0.13

Income from continuing operations before extraordinary item per common share, diluted	$0.10	$0.11	$0.05	$0.12

Weighted average shares outstanding:
Basic	8,781	9,635	9,804	14,238

Diluted	9,600	11,270	11,604	15,411

	Quarter Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002	September 30, 2002
Revenues	$31,265	$31,364	$29,197	$30,491	$37,907	$39,790	$55,859
Operating expenses	24,559	24,584	24,325	22,926	28,504	29,280	40,776

Operating income	6,706	6,780	4,872	7,565	9,403	10,510	15,083
Interest, net	(1,443)	(1,124)	(966)	(823)	(738)	(593)	(1,251)

Income from continuing operations income taxes	5,263	5,656	3,906	6,742	8,665	9,917	13,832
Income taxes	2,249	2,337	1,562	2,473	3,445	3,999	5,577

Income from continuing operations	$3,014	$3,319	$2,344	$4,269	$5,220	$5,918	$8,255

Income from continuing operations per common share, basic	$0.19	$0.19	$0.12	$0.22	$0.26	$0.29	$0.38

Income from continuing operations per common share, diluted	$0.17	$0.17	$0.12	$0.20	$0.24	$0.27	$0.36

Weighted average shares outstanding:
Basic	15,933	17,228	18,760	19,397	19,783	20,176	21,623

Diluted	18,051	19,202	20,340	20,827	21,353	21,647	23,010

14.    Contingencies

The Company is subject to legal actions arising in the ordinary course of its business. In management’s opinion, the Company has adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions and does not believe any settlement would materially affect the Company’s financial position.

INDEPENDENT AUDITORS’ REPORT

To the Partners of PricewaterhouseCoopers LLP

We have audited the accompanying statements of assets and liabilities of PricewaterhouseCoopers Business Recovery Services Excluding its Broker/Dealer Activities (referred to as the “Business”), a business of PricewaterhouseCoopers LLP (“PwC LLP” or “PwC U.S.”), as of June 30, 2000, 2001 and 2002, and the related statements of income before partner distributions and benefits, cash flows and changes in PwC U.S. Investment for the years then ended. These financial statements are the responsibility of both PwC U.S. and the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material aspects, the financial position of PricewaterhouseCoopers Business Recovery Services Excluding its Broker/Dealer Activities as of June 30, 2000, 2001 and 2002, and its income before partner distributions and benefits and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/S/    DELOITTE & TOUCHE LLP

New York, New York
August 9, 2002

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

STATEMENTS OF ASSETS AND LIABILITIES
JUNE 30, 2000, 2001 AND 2002
(In Thousands)

	2000	2001	2002
ASSETS
CURRENT ASSETS:
Accounts receivable (net of allowances of $7,068, $9,074 and $11,637 at June 30, 2000, 2001 and 2002, respectively)	$9,407	$13,076	$15,600
Unbilled receivables	12,176	20,293	19,730
Prepaid and other current assets	—	187	211

Total current assets	21,583	33,556	35,541
TOTAL ASSETS	$21,583	$33,556	$35,541

LIABILITIES AND PwC U.S. INVESTMENT
CURRENT LIABILITIES:
Accrued payroll and related benefits (Note 5)	$3,114	$5,501	6,765
Amounts due to PwC U.S. (Note 4)	4,263	4,139	3,184
Accounts payable and accrued liabilities	653	530	521
Billings in excess of services earned	11,287	26,393	45,003

Total current liabilities	19,317	36,563	55,473
COMMITMENTS AND CONTINGENCIES (Note 6)
PwC U.S. INVESTMENT	2,266	(3,007)	(19,932)

TOTAL LIABILITIES AND PwC U.S. INVESTMENT	$21,583	$33,556	$35,541

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

INCOME STATEMENTS BEFORE PARTNER DISTRIBUTIONS AND BENEFITS
YEAR ENDED JUNE 30, 2000, 2001 AND 2002
(In Thousands)

	2000	2001	2002
REVENUES	$141,093	$156,948	$179,262
Cost of services*	60,744	64,943	64,642
Reimbursables and subcontractor costs	9,401	12,844	14,275

Total costs of services*	70,145	77,787	78,917
Selling, general and administrative expenses*	30,851	28,387	33,542

Operating Income*	40,097	50,774	66,803
Interest expense	422	715	603
Other expense	364	605	584

INCOME BEFORE PARTNER DISTRIBUTIONS AND BENEFITS*	$39,311	$49,454	$65,616

*    Excludes payment for partner distributions and benefits.

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30, 2000, 2001 AND 2002
(In Thousands)

	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before partner distributions and benefits	$39,311	$49,454	$65,616
Adjustments to reconcile to net cash provided by (used in) operating activities:
Allowance for bad debts	6,156	3,006	3,763
Changes in assets and liabilities:
Accounts receivable	(8,305)	(6,675)	(6,287)
Unbilled receivables	(2,830)	(8,117)	563
Prepaid and other current assets	109	(187)	(24)
Accrued payroll and related benefits	(518)	2,387	1,264
Accounts payable and accrued liabilities	119	(123)	(9)
Billings in excess of services earned	8,082	15,106	18,610

Net cash provided by operating activities	42,124	54,851	83,496

CASH FLOWS FROM FINANCING ACTIVITIES:
Amount (due to) from PwC U.S.	721	(124)	(955)
Activity in PwC U.S. investment, net	(42,845)	(54,727)	(82,541)
Net cash used in financing activities	(42,124)	(54,851)	(83,496)

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	—	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

STATEMENTS OF CHANGES IN PwC U.S. INVESTMENT
JUNE 30, 2000, 2001 AND 2002
(In Thousands)

BALANCE AS OF JUNE 30, 1999	$5,800
Income before partner distributions and benefits	39,311
Activity in PwC U.S. investment, net	(42,845)

BALANCE AS OF JUNE 30, 2000	2,266
Income before partner distributions and benefits	49,454
Activity in PwC U.S. investment, net	(54,727)

BALANCE AS OF JUNE 30, 2001	(3,007)
Income before partner distributions and benefits	65,616
Activity in PwC U.S. investment, net	(82,541)

BALANCE AS OF JUNE 30, 2002	$(19,932)

The accompanying notes are an integral part of these financial statements.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000, 2001 AND 2002
(In Thousands)

1.    NATURE OF OPERATIONS

The Business Recovery Services business unit excluding the broker/dealer activities (the “Business”) of PricewaterhouseCoopers LLP (“PwC LLP” or “PwC U.S.”) is a provider of financial and strategic services to under-performing and troubled businesses.

The Business focuses on solutions to help troubled businesses through bankruptcy advisory services, crisis management and consulting, as well as trustee and receiver services. The Business works with under-performing companies to help rebuild shareholder value.

On July 24, 2002, PricewaterhouseCoopers LLP and FTI Consulting, Inc. entered into an agreement for the purchase and sale of assets of the Business.

2.    BASIS OF PRESENTATION

The financial statements of the Business are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material inter-firm balances and transactions have been eliminated.

These financial statements have been derived from the books and records of PwC U.S. Accordingly, assumptions and allocations have been made which are estimates (Notes 3 and 4). Management believes that the assumptions and allocations underlying these financial statements are reasonable. Management does not believe, however, that it is practical to estimate what these expenses would have been had the Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. In addition, the Business receives referrals from other business units of PwC U.S. that may not continue.

PwC U.S. is a partnership where earnings are allocable to its partners and principals. Partnership distributions are not considered “executive compensation” in the customary sense of that term because partnership distributions are comprised of distributions of current earnings. Therefore, it is not practical to differentiate the ownership components of distributions to partners from the compensation components of such distributions. As a result, the financial statements do not reflect the assets and liabilities or income before partner distributions and benefits had the Business operated as a stand-alone entity. These benefits principally include retirement benefits and certain group insurance coverage.

The Merger of Coopers & Lybrand and Price Waterhouse Global Networks.    Effective July 1, 1998, substantially all of the various professional services firms comprising the global networks of Coopers & Lybrand and Price Waterhouse combined on a country-by-country or regional basis and established a new global network of combined firms that comprise PricewaterhouseCoopers (“PwC”). The PwC network of firms adopted a coordinated strategy, branding and standards of operations on a global basis under a common global management team.

The combination of partners’ book capital interests have been accounted for as a combination at predecessor basis as of the date of combination. In the combination of the partnerships, neither predecessor partner group received a partnership interest that represents a fair value residual equity interest in the combined partnerships. Partners’ rights are limited to the amount of their book capital contributed and any allocated but undistributed profits. Partners continued to maintain their same book capital account in the combined partnership and agreed to share profits in the combined firm on the same basis as prior to the combination.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents are managed centrally within PwC U.S. The Business does not maintain any cash and cash equivalent balances of its own.

Fair Value of Financial Instruments—All financial instruments, principally accounts receivable and unbilled receivables, are stated at historical cost, which approximates fair value due generally to their short-term nature.

Property and Equipment—The Business does not individually own property and equipment. These types of assets are not included in the statements of assets and liabilities. PwC U.S. allocates to the Business its applicable portion of facilities costs incurred by PwC U.S. See Note 4 for a discussion of allocated costs.

Provision for Taxes—No income tax provision is recorded in the historical financial statements of the Business, since PwC U.S. is a partnership and the tax effects accrue directly to its partners.

Revenue Recognition—Revenues include all amounts billable to clients, including professional services provided by partners and employees of the Business, as well as subcontractors working for the Business. Revenues are recognized in the period in which services are rendered at net realizable value. Reimbursements, including those related to travel and other out-of-pocket expenses, as well as subcontractor fees and expenses are also included in revenues. Revisions to engagement revenues recognized to date, resulting from changes in circumstances, are recorded in the period in which such changes become known.

Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated total revenues that will be generated by the contract.

Unbilled receivables represent revenues for services rendered and expenses incurred that have not yet been billed to clients.

Billings in excess of services earned represents amounts billed to clients in advance of work being performed (i.e. retainers, and holdbacks). Retainers are paid by clients before work has begun, and are held on deposit until completion of work. Such amounts are either applied to final billings or refunded to clients upon completion of work. Holdbacks are portions of client fees deferred by the Business or required to be held by courts of law to be realized upon completion of work. Holdbacks are recorded as reserves in billings in excess of services earned until amounts are actually collected, as collection is not certain.

Cost of Services—Cost of services includes employee compensation and related benefits for client service staff, outside consultants used on client engagements, the costs of their recruitment and continuing training, and an allocation of information technology costs attributable to these staff. Costs related to research and development activities are expensed as incurred.

Selling, General and Administrative Expenses—Selling, general and administrative expenses include general and administrative costs incurred by PwC U.S. and allocated to the Business, as well as costs incurred directly by the Business. Selling, general and administrative costs include compensation and benefits for non-client service and practice support personnel, infrastructure expenses including: rent, legal and professional indemnity insurance costs, new business development activities, information technology not attributable to client service staff, marketing, advertising and other firmwide costs.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Allocated Costs and Partnership Distributions—PwC U.S. provides various services and infrastructure to the Business. The costs of these services are allocated to the Business on bases that PwC U.S. management believes to be reasonable. See Note 4 for a discussion of allocated costs. PwC U.S. is a partnership and its earnings are allocable to its partners. Partnership distributions are not considered “executive compensation” in the customary sense of that term because partnership distributions are comprised of distributions of current earnings. Therefore, it is not practical to differentiate the ownership components of distributions to partners from the compensation components of such distributions. Accordingly, distributions and benefits for services rendered by partners have not been reflected in the income statements before partner distributions and benefits.

Earnings Per Share—The Business has no single capital structure upon which to calculate earnings per share information. Accordingly, earnings per share information is not presented.

Credit Risk—The Business provides professional services to a diversified client base. The majority of client engagements are with major corporations and financial institutions. The Business also serves a range of troubled companies varying in size from large conglomerates to mid-cap companies that retain the Business’ services through bankruptcy trustees. The Business performs ongoing credit evaluations of its clients and may require advances or retainers prior to engagement. Accounts receivable are reviewed on a periodic basis and an allowance for bad debts is recorded where such amounts are determined to be uncollectible. Due to the large number of client accounts and the diversified client base, across many industries, management does not believe that a significant concentration of credit risk loss exists.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, or the disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.    TRANSACTIONS WITH PwC

In the normal course of business, the Business uses the professional services of other PwC U.S. business units on the Business’ engagements. Related party revenues include billings for professional services provided by the Business to other PwC U.S. business units. For the years ended June 30, 2000, 2001 and 2002, revenues include approximately $14,000, $11,600 and $5,900, respectively, related to professional services provided to other PwC U.S. business units. Additionally, cost of services includes $32,600, $24,800 and $18,700, respectively, related to professional services received from other PwC U.S. business units. These related party transactions are settled within “PwC U.S. Investment.”

Settlement of Internal Costs and Expenses within PwC U.S.—PwC U.S. provides various services and infrastructure on a centralized basis to the Business including occupancy, technology services, finance and planning, human resources, marketing and business development, risk management and practice protection, firm-wide management, and new product development. The methods of allocating these centralized costs to the Business include relative revenues, headcount, square footage, or other basis. These service and infra-structure costs are paid or settled with PwC U.S. using cash provided by operations of the Business. Accordingly, these costs are credited directly to the PwC U.S. Investment account, on the basis that cash generated by the Business is distributed to PwC U.S. for the settlement of commonly incurred liabilities, acquisitions of common assets and distributions to PwC U.S. partners.

Total allocated costs approximated $22,723, $22,523 and $26,615 for the years ended June 30, 2000, 2001 and 2002, respectively, and are included in the accompanying statements of income before partner distributions

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

and benefits, as follows: costs of services of $3,621, $2,239 and $2,111; selling, general and administrative expenses of $18,455, $19,349 and $23,889; interest expense of $422, $715 and $603; and other expense of $225, $220 and $12.

Cash receipts, which the Business generates, are collected by PwC U.S. Such cash is generally managed via common pools for all lines of service within PwC U.S. Cash generated by the Business that is managed by PwC U.S. has not been reflected in these financial statements.

Settlement of Costs and Expenses with Employees and Allocated Debt—The Business funds its operations from internally generated cash flows, funds provided by PwC U.S., bank borrowings, loans, or other debt of PwC U.S. PwC U.S. incurs and settles payroll and accounts payable on a centralized basis and allocates a portion of its short-term and long-term funding to support the operations of the Business. Accordingly, prepaid and other current assets and payroll taxes and deductions are allocated based on the ratio of the Business’ employee expenses to total PwC U.S. employee expenses, Certain accounts payable and accrued liabilities are allocated based on the Business’ ratio of non-employee expense to total PwC U.S. non-employee expense. Short-term and long-term debt are allocated to the Business based on the ratio of the Business’ accounts receivable and unbilled receivables to total accounts receivable and unbilled receivables of PwC U.S. Interest is allocated to debt but is not allocated to other allocated liabilities, such as accounts payable, accrued liabilities, accrued payroll and related benefits. Interest related to allocated debt is allocated on a monthly basis using the ratio of the Business’ revenues to total revenues of PwC U.S.

These allocated amounts have been included in “Amounts due to PwC U.S.” in the accompanying statements of assets and liabilities and are comprised of:

	June 30,
	2000	2001	2002
Prepaid and other current assets	$(150)	$(60)	$(453)
Payroll taxes and deductions	547	932	1,473
Accounts payable	615	331	1,835
Accrued and other liabilities	726	941	329
Debt	2,525	1,995	0

Amounts due to PwC U.S.	$4,263	$4,139	$3,184

5.    ACCRUED PAYROLL AND RELATED BENEFITS

Accrued payroll and related benefits consisted of the following:

	June 30,
	2000	2001	2002
Accrued bonus	$2,037	$4,169	$5,048
Accrued vacation	1,077	1,332	1,717

Total accrued payroll and related benefits	$3,114	$5,501	$6,765

The Business has various performance-driven bonus plans under which employees are awarded cash bonuses generally based upon the performance of their unit, as well as their own individual performance against predefined goals. Bonuses are generally earned and recognized within a given fiscal year and paid in the following fiscal year. Distributions and related benefits for partners have not been reflected in the income statements before partner distributions and benefits.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.    COMMITMENTS AND CONTINGENCIES

Litigation—The PwC global network, as well as the Business, is involved in litigation arising in the ordinary course of business, some of which may be related to the Business’ operations. Some of the actions and proceedings have been brought on behalf of various claimants and certain of these claimants seek damages of unspecified amounts. The member firms within the PwC global network have established a series of captive insurance companies to self-insure themselves against troublesome practice matters. The insurance provided by these captive insurance companies covers, on a PwC U.S. basis, liability relating to professional services performed by the Business as well as professional services performed by all other business units within PwC U.S. Management believes that any potential losses will not exceed the designated amounts covered by the captive insurance companies. While the ultimate outcome of any outstanding litigation cannot be predicted with certainty, it is the opinion of management that the resolution of such litigation will not have a material adverse effect on the statements of assets and liabilities, income before partner distributions and benefits or cash flow of the business.

In December 2000, the Trustee of Keller Financial Services of Florida, Inc. filed an action in the United States of District Court for the Middle District of Florida, alleging that PwC U.S. work as the financial advisor of this former client, which subsequently went into bankruptcy, was negligent and that PwC U.S. breached its fiduciary duty by not placing the client into bankruptcy soon after PwC U.S.’s engagement began in June 1997. PwC U.S. believes it has meritorious legal defenses regarding this matter, and further, other parties may have liability to the plaintiff, which would also reduce the liability, if any, of PwC U.S. Nevertheless, it is reasonably possible that this case could result in an outcome unfavorable to PwC U.S. Because this case is still in its preliminary stages, PwC U.S. is unable to estimate the loss, or range of loss, if any, that might ultimately be incurred. PwC U.S. will retain this liability in connection with the sale to FTI.

In one matter, General Cinemas, the creditors have filed an objection to the firm’s final fee application in total. If successful, the firm could not collect any of the outstanding fees and would have to disgorge any fees PwC U.S. has collected to date. The total fees collected and billed but not collected are approximately $2.1 million. The matter is still in discovery. PwC U.S. is unable to estimate the loss, or range of loss, if any, that might ultimately be incurred.

In another matter, Aureal, the Court objected to PwC U.S.’s final fee application and ordered disgorgement of the entire fees of approximately $350,000, on various grounds. PwC U.S. is moving for reconsideration of that ruling.

In RSR, PwC U.S. provided advisory services to this distressed company. PwC U.S. declined thereafter to provide RSR with an affidavit for use against another PwC U.S. client in litigation and further revised to provide a tolling agreement to RSR. PwC U.S. does not believe that the former client has a viable claim should it ever be brought.

Leases—PwC U.S. has obligations under long-term, noncancelable, operating lease agreements, principally for office space and data processing equipment, including personal computers, some of which relate to the Business’ operations. Certain agreements are subject to periodic escalation charges for increases in real estate taxes and other charges. Renewal options are available on the majority of the office leases. No leases are held by PwC U.S. exclusively for the benefit of the Business. PwC U.S. allocates shared occupancy costs to its business units and sub-business units based on headcount and space-utilized factors.

Rent expense, including allocated amounts, approximated $4,352, $3,966 and $6,029 for the years ended June 30, 2000, 2001 and 2002, respectively.

PRICEWATERHOUSECOOPERS BUSINESS RECOVERY SERVICES
EXCLUDING ITS BROKER/DEALER ACTIVITIES

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.    EMPLOYEE BENEFIT PLANS

Defined Benefit Retirement and Post-retirement Benefit Plans—Historically, all employees of PwC U.S., including those of the Business, have participated in various benefit and retirement plans sponsored by PwC U.S. The costs with respect to these plans are allocated among all of the lines of service within PwC U.S. The cost allocated to the Business for defined benefit plans included within cost of services was $691, $859 and $1,032 for the years ended June 30, 2000, 2001 and 2002, respectively.

Additionally, PwC U.S. has unfunded post-retirement benefit plans that provide medical and life insurance for eligible retirees, employees, and dependents, as well as post-employment benefits that include severance benefits upon involuntary separation from PwC U.S. PwC U.S. has retained these plans, and therefore, for purposes of these financial statements, the assets and liabilities of these plans are not allocated to the Business. For the years ended June 30, 2000, 2001 and 2002, the Business recognized expense related to post-retirement benefit plans of $284, $308 and $481, respectively.

Defined Contribution Plans—PwC U.S. sponsors the Savings Plan for Employees and Partners of PricewaterhouseCoopers LLP and the Savings Plan for Employees of PricewaterhouseCoopers LLP (collectively, the “Savings Plans”), defined contribution savings plans, available to all PwC U.S. employees and partners who meet certain eligibility requirements. The Savings Plans are 401(k) based plans that allow employees to contribute up to the maximum limit established by law ($10.0, $10.5, $10.5 and $11.0 for calendar years 1999, 2000, 2001 and 2002, respectively). PwC U.S. provides a matching contribution for employees under the terms of the Savings Plans.

The costs allocated to the Business for defined contribution plans included in cost of services was $154, $253 and $381, for the years ended June 30, 2000, 2001 and 2002, respectively.

2,119,469 Shares

FTI Consulting, Inc.

Common Stock

PROSPECTUS

                , 2002

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

ADAMS, HARKNESS & HILL, INC.

JANNEY MONTGOMERY SCOTT LLC

SUNTRUST ROBINSON HUMPHREY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

14.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities offered hereby. All of the amounts shown are estimated except the SEC registration fee, the National Association of Securities Dealers filing fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission registration fee	$8,230
New York Stock Exchange listing fee	7,350
National Association of Securities Dealers filing fee	9,446
Printing expenses	100,000
Legal fees and expenses	250,000
Accounting fees and expenses	500,000
Miscellaneous expenses	124,974

Total	$1,000,000

15.    Indemnification of Officers and Directors

Section 2-418 of the Maryland General Corporation Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Registrant’s Charter and Bylaws include provisions requiring that the Registrant indemnify its directors and officers to the fullest extent permitted by Maryland General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

The Underwriting Agreement between the Registrant and the underwriters provides for the indemnification of officers and directors of the Registrant by the underwriters against some types of liabilities arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

16.    Exhibits

1.1	Form of Underwriting Agreement*

2.1
Agreement for the Purchase and Sale of Assets dated as of July 24, 2002, by and between PricewaterhouseCoopers LLP and Registrant (previously filed as Exhibit 2.1 to Registrant’s Current Report on Form 8-K filed with the SEC on July 26, 2002, and incorporated herein by reference)

4.1	Charter of Registrant (previously filed as Exhibit 4.1 to Registrant’s Registration Statement on Form S-8 filed with the SEC on June 28, 2001 (File No. 333-64050) and incorporated herein by reference)

4.2	By-Laws of Registrant, as amended and restated (previously filed as Exhibit 3.2 to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2000, and incorporated herein by reference)

4.3
Registration Rights Agreement dated as of August 30, 2002, by and between Registrant, PricewaterhouseCoopers LLP and the other signatories thereto (previously filed as Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed with the SEC on September 13, 2002, and incorporated herein by reference)

5.1	Opinion of Piper Rudnick LLP*

23.1	Consent of Ernst & Young LLP, Independent Auditors*

23.2	Consent of Deloitte & Touche LLP, Independent Auditors*

23.3	Consent of Piper Rudnick LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)**

*	Filed herewith.
**	Previously filed.

17.    Undertakings

(a)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Annapolis, Maryland, on November 22, 2002.

FTI CONSULTING, INC.

By:	/s/ JACK B. DUNN, IV Jack B. Dunn, IV Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JACK B. DUNN, IV Jack B. Dunn, IV	Chairman of the Board and Chief Executive Officer (principal executive officer)	November 22, 2002

* Stewart J. Kahn	President, Chief Operating Officer and Director	November 22, 2002

/s/ THEODORE I. PINCUS Theodore I. Pincus	Executive Vice President, Chief Financial Officer (principal financial accounting officer) and Secretary	November 22, 2002

* Denis J. Callaghan	Director	November 22, 2002

* James A. Flick, Jr.	Director	November 22, 2002

* Peter F. O’Malley	Director	November 22, 2002

* Dennis J. Shaughnessy	Director	November 22, 2002

* George P. Stamas	Director	November 22, 2002

*By	/s/ THEODORE I. PINCUS
Theodore I. Pincus, Attorney-in-fact

Exhibit Index

1.1	Form of Underwriting Agreement*

2.1
Agreement for the Purchase and Sale of Assets dated as of July 24, 2002, by and between PricewaterhouseCoopers LLP and Registrant (previously filed as Exhibit 2.1 to Registrant’s Current Report on Form 8-K filed with the SEC on July 26, 2002, and incorporated herein by reference)

4.1	Charter of Registrant (previously filed as Exhibit 4.1 to Registrant’s Registration Statement on Form S-8 filed with the SEC on June 28, 2001 (File No. 333-64050) and incorporated herein by reference)

4.2	By-Laws of Registrant, as amended and restated (previously filed as Exhibit 3.2 to Registrant’s Annual Report on Form 10-K/A for the year ended December 31, 2000, and incorporated herein by reference)

4.3
Registration Rights Agreement dated as of August 30, 2002, by and between Registrant, PricewaterhouseCoopers LLP and the other signatories thereto (previously filed as Exhibit 4.1 to Registrant’s Current Report on Form 8-K filed with the SEC on September 13, 2002, and incorporated herein by reference)

5.1	Opinion of Piper Rudnick LLP*

23.1	Consent of Ernst & Young LLP, Independent Auditors*

23.2	Consent of Deloitte & Touche LLP, Independent Auditors*

23.3	Consent of Piper Rudnick LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (included on signature page)**

*	Filed herewith.
**	Previously filed.

FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT AUDITORS
ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders
FTI Consulting, Inc.

We have audited the consolidated financial statements of FTI Consulting, Inc. as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated November 12, 2002 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed as Schedule II to this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Baltimore, Maryland
November 12, 2002

Schedule II—Valuation and Qualifying Accounts

All schedules, other than those outlined below, are omitted as the information is not required or is otherwise furnished.

FTI Consulting, Inc. and Subsidiaries
(in thousands)

COLUMN A	COLUMN B	COLUMN C			COLUMN D		COLUMN E
Description	Balance at Beginning of Period (3)	Additions			Deductions		Balance at End of Period (3)
		Charged to Costs and Expenses	Charged to Other Accounts

YEAR ENDED DECEMBER 31, 2001:
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$1,608	$2,277	$—		$2,115	(1)	$1,770

YEAR ENDED DECEMBER 31, 2000:
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$1,991	$1,255	$9	(2)	$1,647	(1)	$1,608

YEAR ENDED DECEMBER 31, 1999:
Reserves and allowances deducted from asset accounts:
Allowance for doubtful accounts	$2,277	$394	$680	(2)	$—		$1,991

(1)	Uncollectible accounts written off, net of recoveries.
(2)	Allowance recorded for acquisitions.
(3)	Amounts exclude allowances for doubtful accounts associated with receivables held for sale. These amounts were $553 at December 31, 2001, $510 at December 31, 2000, and $234 at December 31, 1999.